Form 20-F
period 2014-12-31
Tri-Tech Holding, Inc.
filed 2015-08-19
CIK 1460801

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 001-34427

TRI-TECH HOLDING INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

#1205 Tower B, Haidian Cultural and Arts Building, Jia 28 Zhongguancun St. Haidian District, Beijing 100086 People’s Republic of China (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.001 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2014, there were 8,470,874 shares of the registrant’s Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

i

PART I

Unless the context requires otherwise, references in this report to “Tri-Tech,” “we,” “us,” “our company,” and “our” refer to Tri-Tech Holding Inc. (“TRIT” when referring solely to our Cayman Islands listing company); our wholly-owned subsidiary, Tri-Tech International Investment Inc., a British Virgin Islands company (“TTII”); Tri-Tech Infrastructure, LLC, a Delaware limited liability company (“TIS”) and Tri-Tech (Beijing) Co., Ltd., a Chinese limited liability company (“TTB”), which are TTII’s wholly-owned subsidiaries; Tri-Tech Beijing Co., Ltd. (Buxar) (“Buxar”), Tri-Tech Beijing Co., Ltd. (Begusarai) (“Begusarai”), and Tri-Tech Beijing Co., Ltd. (Hajipur) (“Hajipur”), which are TTB’s project offices registered in India; TIS’s partly-owned subsidiaries, Tri-Tech Infrastructure (India) Pvt., Ltd., an Indian limited liability company (“TII”) and Tri-tech India Pvt., Ltd., an Indian limited liability company (“WOS”); TTB’s contractually controlled affiliates Tranhold Environmental (Beijing) Tech Co., Ltd. (“Tranhold”), Beijing Zhi Shui Yuan Water Tech Co., Ltd. (“Zhi Shui Yuan”), which was deconsolidated on October 28, 2014, and Beijing Yanyu Water Tech Co., Ltd. (“Yanyu”), which was deconsolidated on October 28, 2014), which are all Chinese limited liability companies; Ordos Tri-Tech Anguo Investment Co., Ltd. (“TTA”), Buerjin Tri-Tech Industrial Co. Ltd. (“Buerjin”), and Xushui Tri-Tech Sheng Tong Investment Co., Ltd. (“Xushui”), which are all partly-owned subsidiaries of TTB, and Tianjin Baoding Environmental Technology Co., Ltd. (“Baoding”), a wholly-owned subsidiary of TTB, Beijing Huaxia Yuanjie Water Technology Co., Ltd. (“Yuanjie”), which was deconsolidated on April 21, 2014, which are all partly-owned subsidiaries of TTB.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income/(loss) data for the three years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheets data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated balance sheets data as of December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

	For The Years Ended December 31,
	2014	2013	2012	2011	2010
Revenues:
System integration	6,625,239	33,871,122	57,904,449	82,401,473	38,821,190
Hardware products	1,146,336	6,775,425	4,668,354	3,460,610	3,202,318
Software products	-	-	-	10,838	1,511,209
Total revenues	7,771,575	40,646,547	62,572,803	85,872,921	43,534,717
Cost of revenues
System integration	6,056,377	26,925,812	44,185,917	61,677,449	26,061,987
Hardware products	867,242	5,606,154	3,328,662	2,338,269	2,665,441
Software products	-	-	-	1,734	40,316
Total cost of revenues	6,923,619	32,531,966	47,514,579	64,017,452	28,767,744
Gross profit	847,956	8,114,581	15,058,224	21,855,469	14,766,973
Operating expenses:
Selling and marketing expenses	1,269,470	3,141,502	4,148,861	2,164,363	1,271,446
General and administrative expenses	9,052,952	15,304,437	13,904,424	8,772,446	4,562,042
Research and development expenses	650,461	1,832,239	174,726	179,396	279,477
Total operating expenses	10,972,883	20,278,178	18,228,011	11,116,205	6,112,965
(Loss)/Income from operations	(10,124,927)	(12,163,597)	(3,169,787)	10,739,264	8,654,008
Other expense:
Other (expense) income, net	(727,405)	2,849,738	1,958,726	607,674	7,522
Interest income	384,786	215,776	230,020	284,950	66,091
Interest expense	(948,091)	(2,454,522)	(2,407,209)	(695,475)	(3,024)
Tax rebates	-	-	-	-	147,595
Other investment gain/loss	-	-	-	(6,985)	-
Loss on deconsolidation of BSST	-	(3,781,800)	-	-	-
Loss on deconsolidation of Yuanjie	(348,125)	-	-	-	-
Gain on deconsolidation of Yanyu and Zhi Shui Yuan	3,457,327	-	-	-	-
Fair Value change on contingent investment consideration	-	-	85,558	(200,000)	-
Total other income (expenses)	1,818,492	(3,170,808)	(132,905)	(9,836)	218,184
(Loss) Income before income tax, non-controlling interest, and discontinued operations	(8,306,435)	(15,334,405)	(3,302,692)	10,729,428	8,872,192
Income taxes for continuing operations	403,218	29,625	1,218,607	1,958,864	1,424,858
Net (loss) income from continuing operations	(8,709,653)	(15,364,030)	(4,521,299)	8,770,564	7,447,334
Income from discontinued operations, net	1,186,570	531,106	1,769,426	-	-
Net (loss) income	(7,523,083)	(14,832,924)	(2,751,873)	8,770,564	7,447,334
Less: Net (loss) income attributable to noncontrolling interests from continuing operations	(1,192,994)	(899,764)	(487,799)	682,190	370,326
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders	$(6,330,089)	$(13,933,160)	$(2,264,074)	$8,088,374	$7,077,008
Net (loss) income	(7,523,083)	(14,832,924)	(2,751,873)	8,770,564	7,447,334
Other comprehensive income
Foreign currency translation adjustment	1,363,672	1,891,873	527,672	3,052,049	1,354,504
Comprehensive (loss) income	(6,159,411)	(12,941,051)	(2,224,201)	11,822,613	8,801,838
Less: Comprehensive (loss) income attributable to noncontrolling interests	(2,592,515)	(783,284)	(487,799)	880,992	362,128
Comprehensive (loss) income attributable to Tri-Tech Holding Inc.	$(3,566,896)	$(12,157,767)	$(1,736,402)	$10,941,621	$8,439,710
Weighted average number of ordinary shares outstanding:
Basic	8,449,774	8,342,056	8,211,089	8,142,867	7,102,436
Diluted	8,449,774	8,342,056	8,211,089	8,238,291	7,208,969
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders per share are:
Net (loss) income from continuing operations per share - basic	$(0.89)	$(1.73)	$(0.49)	$0.99	$1.00
Net (loss) income from continuing operations per share - diluted	$(0.89)	$(1.73)	$(0.49)	$0.98	$0.98
Net income from discontinued operations per share – basic and diluted	$0.14	$0.06	$0.21	$-	$-
Net (loss) income per share - basic	$(0.75)	$(1.67)	$(0.28)	$0.99	$1.00
Net (loss) income per share - diluted	$(0.75)	$(1.67)	$(0.28)	$0.98	$0.98

	As of December 31,
	2014	2013	2012	2011	2010
Consolidated Balance Sheets Data:
Cash and cash equivalents	$453,934	$3,935,587	$8,098,657	$11,935,746	$23,394,995
Restricted cash	$5,544,794	$3,221,411	$4,352,443	$2,087,920	$1,505,617
Long-term restricted cash	$-	$2,930,512	$3,464,524	$2,541,958	$203,418
Total Assets	$107,078,700	$136,799,889	$156,678,066	$138,650,678	$82,762,703
Total Liabilities	$49,725,417	$69,023,741	$76,771,967	$57,903,753	$18,441,637
Total Tri-Tech Holding Inc. shareholders' equity	$55,129,053	$62,959,403	$74,306,070	$74,729,186	$62,293,149
Total equity	$57,353,283	$67,776,148	$79,906,099	$80,746,925	$64,321,066

Exchange Rate Information

Our business ranges from Asia to America, however, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates for the convenience of the readers. The conversion of RMB into U.S. dollars and of INR into U.S. dollars in this annual report is based on the historical noon buying rates available on the OANDA Corporation website (www.Oanda.com).

The following table sets forth information concerning exchange rates for the periods indicated.

	Period-End		Average
	RMB per U.S. Dollar	INR per U.S. Dollar	RMB per U.S. Dollar	INR per U.S. Dollar
2014	6.1460	63.6595	6.1457	60.9596
2013	6.1122	61.8488	6.1943	58.5169
2012	6.3011	54.8390	6.3116	53.6119
2011	6.3009	-	6.4588	-
2010	6.6227	-	6.7695	-

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

Risks Related to Our Business

We are engaged in litigation with our former Chief Executive Officer regarding the company’s relationship with a significant subsidiary.

Mr. Guang (Gavin) Cheng is the former Chief Executive Officer of the Company and current Legal Representative of BSST. On November 11, 2013, Mr. Cheng took possession of BSST’s corporate chops and other materials without the Company’s permission. Each legally registered Company in China is required to have company chops, which have to be registered with the Public Security Bureau (“PSB”). The company chops are required on all official documents such as contracts, bank account applications and labor contracts. The company chops legally represent a company in dealing with third parties and are therefore valid even without a signature.

The Company is now engaged in litigation with Mr. Cheng who has intended to challenge the validity of the contractual relationship by which the Company controlled BSST. If the litigation has an unfavorable outcome for us, it could have a negative impact on our business operations and financial condition.

We have experienced negative cash flow recently, and we may not be able to secure additional financing to meet our future capital needs.

We currently rely on cash flow from operations, cash on hand, and bank financing to fund our operating and capital needs. As reflected in the Company’s consolidated financial statements, the Company had a net loss and negative cash flows from operating activities for the year ended December 31, 2014. But as of December 31, 2014, the Company’s current assets exceed current liabilities by $15.3 million. Given our financial condition, we may be unable to secure financing on terms acceptable to us, or at all, at the time when we need such funding. Our inability to raise additional funds on a timely basis would make it difficult for us to achieve our business objectives and would have a negative impact on our business, financial condition and results of operations.

We operate in a very competitive industry and may not be able to maintain our revenues and profitability.

Our competitors include both domestic companies and international companies. Some of these competitors have significantly greater financial and marketing resources and name recognition than we do. As the Chinese government continues to dedicate funds to our industry, more domestic and international competitors may enter the market. We believe that while the Chinese market for our services is subject to intense competition, the number of large competitors is relatively limited, and, as such, while we effectively compete in our market, our competitors occupy a substantial competitive position. If the Chinese government continues to allocate spending on environmental protection and continues to allocate funds to the water protection industry, the number of our competitors will likely increase and there can be no assurance that we will be able to effectively compete in our industry.

In addition, as the Chinese government increases spending in the water protection industry, our competitors may devote more resources to introducing new water protection systems. If these new systems are more attractive to customers than the systems we currently provide or are able to develop, we may be unable to attract new customers and may lose market share. We believe that competition may become more intense as more integrated automation service providers, including Chinese/foreign joint ventures, become qualified to conduct business. We believe it is likely that competitors will devote significant resources to competing more effectively in our market as the Chinese government continues to emphasize spending in the environmental protection and specifically water protection industry. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new water protection systems our competitors may implement. All of these competitive factors could have a material adverse effect on our revenues and profitability.

Our revenues are highly dependent on several large customers that vary from year to year.

We operate on a project-by-project basis, and this particular nature of our operation does not typically involve long-term relationships with our customers. We negotiate with various government agencies, municipalities, industrial enterprises and/or their primary contractors in order to secure and undertake our various contracts. Our major customers usually account for a high percentage of our total sales. Our top five customers collectively represented 30%, 18% and 53% of our total revenue for the years ended December 31, 2014, 2013 and 2012, respectively. While we do not expect our revenues to be dependent on these particular customers in the future, we do expect our revenues to be dependent upon several large projects each year. Disruption, delay, or loss of any such project could materially harm our operations.

Our customers may make claims against us and/or terminate our services in whole or in part prematurely should we fail to implement projects which fully satisfy their requirements and expectations.

Failure to implement projects which fully satisfy the requirements and expectations of our customers or defective system structure or products as a result of design or workmanship or due to acts of nature may lead to claims against us and/or termination of our services in whole or in part prematurely. This may arise from a variety of factors including unsatisfactory design or implementation, staff turnover, human errors or misinterpretation of and failure to adhere to regulations and procedures. This may adversely affect our profits and reputation.

We are subject to risks associated with technological changes.

We may not be able to protect our processes, technologies and systems against claims by other parties. Although we have 1 product patent and 14 software copyrights in respect of the processes, technologies and systems we use frequently in our systems, we have not purchased or applied for any patents other than these as we are of the view that it may not be cost-effective to do so. For such other processes, technologies and systems for which we have not applied for or purchased or been licensed to use patents or copyrights, we may have no legal recourse to protecting our rights in the event that they are replicated by other parties. If our competitors are able to replicate our processes, technologies and systems at lower costs, we may lose our competitive edge and our profitability will be adversely affected.

We may face claims for infringement of third-party intellectual property rights.

Although we develop our software products, each is based upon middleware developed by third parties, including Microsoft, Oracle and Intouch. We integrate this technology, licensed by ourselves or our customers from third parties, in our software products. If we or our customers, as applicable, are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition.

There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that our current or potential future software solutions infringe their intellectual property. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. In addition, we may find it necessary to initiate claims or litigation against third parties for infringement of our proprietary rights or to protect our trade secrets. Although we may disclaim certain intellectual property representations to our customers, these disclaimers may not be sufficient to fully protect us against such claims. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, operating results and financial condition.

We may need additional capital in the future, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

In order for us to grow, remain competitive, develop new products, and expand our distribution network, we may require additional capital in the future. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by water treatment companies and other related companies; and

•	economic, political and other conditions in China and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.

Foreign Operational Risks

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

While the PRC economy has grown more rapidly in the past 30 years than the world economy as a whole, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in the PRC.

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” TTB is a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account.” Currently, conversion within the scope of the “recurrent account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g., for capital items such as direct investments, loans, and securities) still requires the approval of SAFE.

If the investing public’s perception of smaller companies from China worsens, our share price may decrease and we may have difficulty accessing U.S. capital markets.

In recent years, a number of smaller companies from China have had the trading of their securities in the United States halted, delisted or otherwise affected for a variety of reasons. As a result, investors may be concerned about purchasing the securities of any smaller Chinese company. To the extent the investing community is reluctant to purchase such securities or discounts the value of the securities of companies that operate primarily or exclusively in China, our share price may also be adversely affected, regardless of whether there are specific concerns about our company. This could not only harm our share price but could also make it more difficult for us to conduct any future offering of our securities at a price that is acceptable to our company or at all.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early stage of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

The Chinese enterprise income tax law will affect tax exemptions on the dividends we receive and increase the enterprise income tax rate applicable to us.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our wholly owned Chinese subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends derived by foreign legal persons from business operations in China were not subject to the Chinese enterprise income tax.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008. Such tax exemptions ceased with the effectiveness of the EIT Law.

Under the EIT Law, if we are deemed to be a non-resident enterprise for Chinese tax purposes, a withholding tax at the rate of 10% would be applicable to any dividends paid by our Chinese subsidiaries to us. However, if we are deemed to have a “de facto management organization” in China, we would be classified as a resident enterprise for Chinese tax purposes and thus would be subject to an enterprise income tax rate of 25% on all of our income. At present, the Chinese tax authority has not issued any guidance on the application of the EIT Law and its implementing rules on non-Chinese enterprises or group enterprise controlled entities whose structures are like ours. As a result, it is unclear what factors will be used by the Chinese tax authorities to determine whether we are a “de facto management organization” in China. However, as substantially all members of our management team are located in China, we may be deemed to be a resident enterprise and therefore subject to an enterprise income tax rate of 25% on our worldwide income, with the possible exclusion of dividends received directly from another Chinese tax resident. As a result of such changes, our historical operating results will not be indicative of our operating results for future periods and the value of our shares may be adversely affected.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from TTB. Shortages in the availability of foreign currency may restrict the ability of TTB to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at is discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.

If PRC law were to phase out the preferential tax benefits currently being extended to certified high technology companies or if we were to fail to be certified to receive such a benefit, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

Under PRC laws and regulations, a company may enjoy preferential tax benefits if it is certified as a high technology enterprise. As a certified high technology enterprise, we are subject to an enterprise income tax rate of 15% tax rate so long as we continue to be so certified. If the PRC law were to phase out preferential tax benefits currently granted to certified high technology enterprises or if we were to fail to be certified to receive such a benefit, we would be subject to the standard statutory tax rate, which currently is 25%.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary, TTB, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In October 2005, SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The October 2005 SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We previously notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, as required under this regulation. However, as these regulations are relatively new and there is uncertainty concerning their reconciliation with other approval requirements, it is unclear how they, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Because our operations are located in China, information about our operations are not readily available from independent third-party sources.

Because TTB is based in China, our shareholders may have greater difficulty in obtaining information about it on a timely basis than would shareholders of a U.S.-based company. TTB’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about it from sources other than TTB itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Item 4.	Information on the Company

A.	History and Development of the Company

Tri-Tech Holding Inc. (“TRIT”), incorporated in the Cayman Islands, through its subsidiaries and contractually-controlled variable interest entities (“VIE”) (collectively the “Company”), provides self-manufactured, proprietary and third-party products, system integration and other services.

Since its incorporation in 2002, the Company has successfully implemented more than 500 projects in 30 provinces, municipalities and autonomous regions throughout China. The Company aims to provide reliable and affordable solutions to complex environmental challenges faced by governments and private enterprises. Its major clients are a combination of government agencies, municipalities, and industrial companies located throughout China and other countries such as the U.S. and India.

B.	Business Overview

Tri-Tech is an innovative provider of consulting, engineering, procurement, construction and technical services. The Company supports government, state-owned entities and commercial clients by providing water and wastewater treatment, water resource management, and industrial emission and, prior to November 27, 2013, safety control solutions. As described in greater detail below, effective November 27, 2013, Tri-Tech deconsolidated Beijing Satellite S&T Co., Ltd. (“BSST”) due to a loss of control of BSST as of such date. With intellectual properties and capable employees in China, the U.S. and India, Tri-Tech’s capabilities span the cycle of innovation from development through implementation and operation.

For the year ended December 31, 2014, the Company has three reportable operating segments. The three reportable operating segments are:

1. Water, Wastewater Treatment and Municipal Infrastructure;

2. Water Resource Management System and Engineering Service; and

3. Industrial Pollution Control and Safety.

As of October 28, 2014, operations in the Water Resource Management System and Engineering Service segment ceased.

Through its subsidiaries, variable interest entity (“VIE”) and joint venture partnership, the Company:

1.	Provides proprietary and third-party products, integrated systems and other services for water resource monitoring, development, utilization and protection;

2.	Designs water works and customized facilities for reclaiming and reusing water and sewage treatment for China’s municipalities;

3.	Designs systems that track natural waterway levels for flood and drought control, monitor groundwater quality, manage water resources and irrigation systems; and

4.	Provides systems for volatile organic compound (“VOC”) abatement, odor control, water and wastewater treatment, water recycling facilities design, project engineering, procurement and construction for petroleum refineries, petrochemical and power plants as well as clean production technologies for oil and gas field exploration and pipelines. Prior to the deconsolidation of BSST, the Company also provided safety-related technologies for these industries.

Recent Developments

1.	India development

On February 10, 2015, TTB entered into a joint venture agreement (the “JV Agreement”) with Richmond Biosciences Private Limited, a company incorporated under the laws of India (“RBPL”) in order to manage TTB’s projects (the “Projects”) awarded on October 19, 2011 to TTB by the Bihar Urban Infrastructure Development Corporation Limited (“BUIDCO”). According to the JV Agreement, RBPL and TTB will create a joint venture pursuant to which TTB contributes $4 million and receives 40% of the share capital of such joint venture, and RBPL contributes $6 million and receives 60% of the share capital of such joint venture, subject to adjustment upon completion of due diligence. TTB’s contribution will consist of efforts and expenditures to date made in regard to the Projects. RBPL’s contribution will consist of cash and replacement and the cancellation of certain guarantees made by TTB.

Subsequently, RBPL and TTB held a number of meetings to discuss details regarding to the schedule of investments committed by RBPL as well as the cancellation of certain guarantees made by TTB. Both parties failed to agree on such matters. On April 28, 2015, RBPL proposed to withdraw from the joint venture and terminate the JV Agreement. Despite management’s reasonable assurance that termination of the joint venture will not have a material adverse impact on the Projects, management is still exercising due diligence in evaluating RBPL’s proposal to terminate the joint venture.

2.	Divestiture of Xushui

On August 1, 2014, TTB entered into the Xushui Dawangdian Waste Water Processing Factory Project Agreement (the "Project Agreement") with Beijing Liyuanshida Technology Co., Ltd., a company incorporated under the laws of China ("Liyuanshida") in order to arrange for payment for the ownership interests in Xushui. The parties entered into an Amendment to the Project Agreement revising certain terms (the "Amendment") on May 5, 2015. On July 22, 2015, the State Administration of Industry and Commerce ("SAIC") approved the change of registered shareholders and legal representative of Xushui. As of August 10, 2015, Liyuanshida has paid RMB 25,632,000 to TTB for 100% of the equity interests in Xushui, and the outstanding amount Liyuanshida owed was RMB 1,000,000.

3,	Law suits in process

As of December 31, 2014, and during the period from that date to the effective date of our response, two subsidiaries of Tri-Tech, Beijing Satellite Science & Technology Co. ("BSST") and Tranhold Environmental (Beijing) Tech Co. Ltd. ("Tranhold"), are involved in two separate litigation matters:

A.	BSST vs. Guang (Gavin) Cheng

BSST filed a lawsuit against Mr. Guang (Gavin) Cheng in the Beijing Chaoyang People's Court on March 12, 2014, demanding Mr. Cheng to return the company chops and business licenses of BSST. A hearing was held on April 16, 2015, with both parties present. The key issues of this case are whether Mr. Warren Zhao is entitled to file this case against Mr. Cheng on behalf of BSST and whether the company chops and business license are under the control of Mr. Cheng. We claimed Mr. Zhao has the right to vote on behalf of Mr. Cheng as shareholder of BSST based on the Proxy Agreement and was appointed as the legal representative of BSST by the Resolution of Shareholders' Meeting on December 25, 2013. However, Mr. Cheng argued that the Proxy Agreement is invalid and submitted a new Resolution of Shareholders' Meeting confirming Mr. Cheng as the legal representative of BSST. Both parties have declined to seek an out-of-court settlement and the court will make any final determination.

B.	Tranhold vs. Guang (Gavin) Cheng

Tranhold filed a lawsuit against Mr. Cheng in the Beijing Chaoyang People's Court on January 6, 2014 demanding Mr. Cheng to restitute BSST’s 42% equity interest held by him to Tranhold. Mr. Cheng raised an objection to jurisdiction of the Beijing Chaoyang People's Court on July 30, 2014 and appealed to the Beijing Third Intermediate Court on November 6, 2014. A hearing was held on March 10, 2015 with both parties present. During the hearing, Tranhold claimed that appropriate contracts were never created and thus any transferred equity interest shall be returned to Tranhold. Mr. Cheng has argued that such contracts were created and there is no legal basis to return any equity interests to Tranhold. Both parties have declined to seek an out-of-court settlement and the court will make any final determination.

C.	Class action

A class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who purchased our securities between March 26, 2012 and December 12, 2013. The complaint alleges, among other things, that we made false and misleading statements and/or failed to disclose that we lacked adequate disclosure and internal controls relating to our control over our funds.

On April 6, 2015, the lead plaintiffs in the suit and the Company executed a Stipulation of Settlement (the “Settlement”) subject to approval of the court. In the Settlement, the Company denies any wrongdoing, fault, liability, or damages associated with the claims alleged. If approved by the Court, the Company will pay $975,000 to create a settlement fund for a class of all persons and entities who purchased the Company’s common stock between September 10, 2009 and December 12, 2013 (inclusive of any attorneys’ fees and expenses awarded to counsel for the plaintiffs), and the class action will be dismissed and the claims of putative class members (other than any who exclude themselves from the Settlement) against us and the individual defendants shall be released.

On April 7, 2015, the lead plaintiffs filed an unopposed motion for preliminary approval of the Settlement, seeking an order (a) preliminarily certifying the class for the purposes of Settlement; (b) preliminarily approving the terms of the Settlement; (c) establishing a date for the Settlement hearing to determine the fairness, reasonableness, and adequacy of the Settlement; and (d) providing for notice to Class Members of the hearing on the proposed Settlement and dismissal of the litigation.

On July 8, 2015, the court issued an order preliminarily approving the proposed Settlement and providing for notice to class members. Under the Settlement, the Company shall pay or cause to be paid the $975,000 settlement amount into an escrow account within 20 business days of that order. As negotiated with the Company’s directors and officers liability insurance carrier, the Company is to pay $610,000 of that sum and the insurance carrier to pay $365,000. The court has scheduled a hearing on final approval of the Settlement for October 16, 2015.

Business Segments

Segment 1: Water, Wastewater Treatment and Municipal Infrastructure (“WWTM”)

WWTM focuses on municipal water supply and distribution, wastewater treatment and gray water recycling, through the procurement and construction of proprietary build-transfer (“BT”) processing equipment and processing control systems. The Company also provides municipal facilities engineering and operation management services for related infrastructure construction projects.

Segment 2: Water Resource Management System and Engineering Service (“WRME”)

WRME involves projects relating to water resource management, flood control and forecasting, irrigation systems, and similar ventures through system integration of proprietary and third-party hardware and software products. On October 28, 2014, Yanyu and Zhi Shui Yuan, the only entities of this segment, were divested, and operations in this segment ceased.

Segment 3: Industrial Pollution Control and Safety (“IPCS”)

Equipped with a variety of technologies and products, such as zero liquid discharge (“ZLD”), multi-effect evaporation, multi-flash evaporation, as well as emissions control, IPCS focuses on industrial water, wastewater treatment and seawater desalination for industrial production and pollution control in the petroleum and power industries. Projects in this segment include traditional Engineering Procurement Construction (“EPC”) of equipment and modules, and the operation and maintenance of industrial wastewater treatment plants. For petroleum refineries, petrochemical factories and power plants, the Company provides systematic solutions for volatile organic compound abatement, odor control, water and wastewater treatment, and water recycling. Prior to November 27, 2013 through BSST, the Company also provided safe and clean production technologies for oil and gas field exploration and pipeline transportation.

The following table sets forth our revenues by geographic area:

	For the years ended December 31,
	2014	2013	2012
Revenues:
PRC	$4,924, 401	$33,175,995	$47,670,986
India	1,841,374	1,758,570	10,387,941
Middle-East	(183,606)	2,609,919	1,264,625
U.S.	1,189,406	3,102,063	3,249,251
Total:	$7,771,575	$40,646,547	$62,572,803

Competition

The Company operates in a highly competitive industry characterized by rapid technological development and evolving industrial standards. The Company competes primarily on the basis of technical qualification, customer recognition, product innovation and pricing structure. The Company offers services and products of technological advancement when competing with domestic rivals. The Company competes with multinational competitors by offering a competitive price and a local delivery and distribution. To maintain a competitive edge, the Company provides a comprehensive set of products. If competition in the industry increases, the Company could see these advantages decrease or disappear.

Generally, the Company identifies market opportunities through information available on electronic bulletin boards, newspapers, and through clients and partners the Company worked with in the past. The Company employs sales representatives to follow up on these market opportunities.

Seasonality

The Company’s operating revenues normally tend to fluctuate due to different project stages and U.S. GAAP requirements on revenue recognition. As the scope of its business extended to the civil construction activities, certain weather conditions, including severe winter storms, may result in the temporary suspension of outdoor operations, which can significantly affect the operating results of the affected regions. The operating results for the first quarter often reflect the business slowdown for the Chinese traditional holidays, the Spring Festival, which could last anywhere from 7 days up to one month.

Employees

As of December 31, 2014, the Company employed 136 personnel, 61 of which focused on projects. Of all employees, 42.6% were in technical, 2.9% were in sales, 32.4% were in manufacture, 10.3% were in accounting and finance, and 11.8% were in administration. There were no part-time employees. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, and medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Regulations

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of water treatment businesses in the PRC is the 2011 Foreign Investment Industrial Guidance Catalogue (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, TTB is engaged in an encouraged industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

•	are not subject to restrictions on foreign investment, and, as such, foreign can own a majority in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

•	provided such company has total investment of less than $100 million, the company is subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming; and

•	may import certain equipment while enjoying a tariff and import-stage value-added tax exemption.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of an encouraged industry in the future. Should this occur, we would no longer benefit from such designation.

Regulation of Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75

On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. Such individuals completed this registration in 2007, and 2008, as amended. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

Trademark Rights

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of SAIC, handles trademark registrations and grants trademark registrations for a term of ten years.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debt that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

C.	Organizational structure

As of December 31, 2014, Tri-Tech Holding Inc., our Cayman Islands holding company has thirteen subsidiaries, a VIE and joint venture partnerships: (1) Tri-Tech International Investment, Inc. (“TTII”), (2) Tri-Tech (Beijing) Co., Ltd. (“TTB”), (3) Tianjin Baoding Environmental Technology Co., Ltd. (“Baoding”), (4) Tranhold Environmental (Beijing) Tech Co., Ltd. (“Tranhold”), (5) Tri-Tech Infrastructure LLC, a Delaware limited liability company (“TIS”), (6) Ordos Tri-Tech Anguo Investment Co., Ltd. (“TTA”), (7) Buerjin Tri-Tech Industrial Co. Ltd. (“Buerjin”), (8) Tri-Tech Infrastructure (India) Pvt., Ltd. (“TII”), (9) Xushui Tri-Tech Sheng Tong Investment Co., Ltd. (“Xushui”), (10)Tri-Tech Beijing Co., Ltd. (Buxar) (“Buxar”), (11) Tri-Tech Beijing Co., Ltd. (Begusarai) (“Begusarai”), (12) Tri-Tech Beijing Co., Ltd. (Hajipur) (“Hajipur”) and (13) Tri-tech India Pvt.,Ltd.(“WOS”). Three entities were deconsolidated during 2014: (1) Beijing Zhi Shui Yuan Water Tech Co., Ltd. ("Zhi Shui Yuan") on October 28, 2014, (2) Beijing Yanyu Water Tech Co., Ltd. (“Yanyu”) on October 28, 2014, and (3) Beijing Huaxia Yuanjie Water Technology Co., Ltd. (“Yuanjie”) on April 21, 2014.

As of December 31, 2014, our corporate structure was as follows:

Our registered office in the Cayman Islands is Portcullis TrustNet (Cayman) Ltd., Marquee Place, Suite 300, 430 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands, British West Indies.

D.	Property, Plant and Equipment

The following is a list of properties leased and occupied by our company during the year ended December 31, 2014:

Office	Address	Rental Term Expiration	Space
Principal Executive Office	10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing, China	March 31, 2015	576.71 square meters

Indian Executive Office	H. No. 55, 1st and 2nd Floor, Kehar Singh Estate, Westend Marg, Saidulajab, Opp D-Block, Saket, New Delhi, India	March 31, 2016	186 square meters on 1st Floor; 186 square meters on 2nd Floor

American Executive Office	123 Center Park Drive Suite No. 224, No. 225 & No. 229 Knoxville, Tennessee 37922	October 31, 2015	35.5 square meters for No. 224 & No. 225; 18.5 square meters for No. 229

 On March 30, 2015, the Company moved its principal Executive Office to:

Office	Address	Rental Term Expiration	Space
Principal Executive Office	#1205 Tower B, Haidian Cultural and Arts Building, Jia 28 Zhongguancun St. Haidian District, Beijing 100086, People’s Republic of China	February 28, 2018	448.26 square meters

On April 30, 2015, we vacated Suite No. 229 and have continued to use Suite No. 224 and No. 225 in our Knoxville, Tennessee executive offices.

On May 31, 2015, we vacated the 2nd Floor and have continued to use the 1st Floor in our New Delhi executive offices.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

The operating revenues are primarily derived from system design and integration, hardware product design and manufacturing and sales. Yuanjie was consolidated from January 1, 2014 to April 21, 2014. Yanyu and Zhi Shui Yuan were consolidated from January 1, 2014 to October 28, 2014. Key metrics for 2014 include the following:

•	Total revenues decreased by 80.9% in 2014 from the same period of 2013.

•	Total cost of revenues decreased by 78.7% from 2013 to 2014.

•	Total operating expenses were $10,972,883 for 2014, a decrease of 45.9% compared to 2013.

•	Operating loss was $10,124,927 in 2014, compared with operating loss of $12,163,597 in 2013.

•

Comprehensive net loss attributable to TRIT was $3,566,896 for 2014, including net loss from Yuanjie of $120,227 from January 1, 2014 to April 21, 2014 and Yanyu of $3,686,792 from January 1, 2014 to October 28, 2014. The loss on deconsolidation of Yuanjie and the gain on deconsolidation of Zhi Shui Yuan and Yanyu were $348,125 and $3,457,327 for 2014, respectively. Comprehensive net loss attributable to TRIT was $12,157,767 for 2013.

We analyze the attributions to those changes separately in this section. The following are the operating results for 2014, 2013 and 2012:

	Year Ended December 31,2014 ($)	% of Sales	Year Ended December 31,2013 ($)	% of Sales	Year Ended December 31,2012 ($)	% of Sales
Revenue	7,771,575	100.0%	40,646,547	100.0%	62,572,803	100.0%
Cost of Revenues	6,923,619	89.1%	32,531,966	80.0%	47,514,579	75.9%
Selling and Marketing Expenses	1,269,470	16.3%	3,141,502	7.7%	4,148,861	6.6%
General and Administrative Expenses	9,052,952	116.5%	15,304,437	37.7%	13,904,424	22.2%
Research and Development Expenses	650,461	8.4%	1,832,239	4.5%	174,726	0.3%
Total Operating Expenses	10,972,883	141.2%	20,278,178	49.9%	18,228,011	29.1%
Operating Loss	(10,124,927)	(130.3)%	(12,163,597)	(29.9)%	(3,169,787)	(5.1)%
Other Income (Expenses), net	1,818,492	23.4%	(3,170,808)	(7.8)%	(132,905)	(0.2)%
Loss before Provision for Income Taxes	(8,306,435)	(106.9)%	(15,334,405)	(37.7)%	(3,302,692)	(5.3)%
Provision for Income Taxes	403,218	5.2%	29,625	0.1%	1,218,607	1.9%
Net Loss from continuing operations	(8,709,653)	(112.1)%	(15,364,030)	(37.8)%	(4,521,299)	(7.2)%
Income from discontinued operations, net	1,186,570	15.3%	531,106	1.3%	1,769,426	2.8%
Net loss	(7,523,083)	(96.8)%	(14,832,924)	(36.5)%	(2,751,873)	(4.4)%
Foreign currency translation adjustment	1,363,672	17.5%	1,891,873	4.7%	527,672	0.8%
Comprehensive loss	(6,159,411)	(79.3)%	(12,941,051)	(31.8)%	(2,224,201)	(3.6)%
Less: Comprehensive loss attributable to non-controlling interests	(2,592,515)	(33.4)%	(783,284)	(1.9)%	(487,799)	(0.8)%
Comprehensive loss attribute to Tri-Tech Holding Inc.	(3,566,896)	(45.9)%	(12,157,767)	(29.9)%	(1,736,402)	(2.8)%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

The Company’s revenue for the year ended December 31, 2014 was $7,771,575, a decrease of 80.9%, compared with $40,646,547 in 2013. This decrease is primarily attributable to the decrease in the system integration category revenue, which decreased from $33,871,122 for the year ended December 31, 2013 to $6,625,239 in 2014. The Ordos project, which belongs to system integration category, decreased from $1,416,790 for the year ended December 31, 2013 to $0 in 2014 because the project was substantially completed. Tranhold’s revenues decreased by $2,448,911 due to the slow project progress caused by the cash shortage in 2014.

Yanyu was divested in October 2014. The revenues of Yanyu decreased by $12,860,400 to $4,813,356 in 2014 from $17,673,756 in 2013. Yuanjie was divested in April 2014. The revenue from Yuanjie in 2014 decreased by $2,837,865 to $389,820 in 2014 from $3,227,685 in 2013.

Cost of Revenue

Cost of revenue is based on total actual costs incurred plus estimated costs to completion applied to percentage of completion as measured at different stages. It includes material costs, equipment costs, transportation costs, processing costs, packaging costs, quality inspection and control, outsourced construction service fees and other costs that directly relate to the execution of the services and delivery of projects. Cost of revenue also includes freight charges, purchasing and receiving costs and inspection costs when they are incurred.

Cost of revenue was $6,923,619 in the year ended December 31, 2014, a decrease of 78.7%, from $32,531,966 in the same period of 2013. The system integration category, which was the largest contributor to revenue, decreased by $20,869,435. The decrease of cost of revenue was mainly caused by the decrease of revenue and the divesting of subsidiaries.

Gross Margin

The Company’s gross margin decreased from 20.0% in 2013 to 10.9% in 2014. This decrease was largely a result of increases in material and equipment costs and labor subcontracting costs. The Company was affected by its cash shortage in 2014, which slowed down our project in process, the indirect cost and the service cost to the clients attributing to their decreased gross margin.

Operating Expenses

The Company’s total operating expenses decreased to $10,972,883 in the year ended December 31, 2014 from $20,278,178 in the same period of 2013, a decrease of 45.9%. The decrease was due to the Company’s downsizing caused by cash shortage and divesting of subsidiaries; as a consequence, selling and marketing expenses, general and administration expenses and research and development expenses decreased.

Selling and Marketing Expenses

Selling and marketing expenses decreased from $3,141,502 in the year ended December 31, 2013 to $1,269,470 in the same period of 2014, a decrease of 59.6%. Decreased headcount of our sales force contributed to the decrease of every related expense such as travel expenses, compensation-related expenses and entertainment expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation costs, rental expenses, professional fees, and other overhead expenses. General and administrative expenses decreased from $15,304,437 in 2013 to $9,052,952 in 2014, a decrease of 40.8%.

The salaries, human resources expenses, endowment and other social insurance all decreased from 2013 to the same period 2014 because of the downsizing, the decrease ranged from 27.0% to 52.9%. $444,626 was for Rent, decreased by 50.3%, from 2013 to 2014 due to office relocation. Professional fees increased by 13.6%, from $955,266 to $1,084,961, which was mainly for costs of litigation and decreased project consulting service fees. Amortization expense of intangible assets and software decreased by 58.0%, Depreciation expense increased by 40.3%. Other general and administrative expenses decreased by 43.1%, from $8,012,003 to $4,556,308 in 2014, including office expenses, utilities, travel, communication, other services support option expense and the bad debt expenses. During the year ended December 31, 2014, $1,581,223 of the bad debt was related to the divestiture of Yuanjie, Zhi Shui Yuan and Yanyu. We had $379,763 and $427,004 non-cash option expense as a part of other general and administrative expense in 2014 and 2013; respectively.

General and administrative expenses for 2014 and 2013 were approximately 116.5% and 37.7% of total revenues, respectively. Although the Company's G&A expenses decreased significantly compared with that in 2013, it still stayed at a relatively high level, because the Company needed to maintain necessary human resources and administrative structure to implement the Company’s current projects and to gain new projects.

Provision for Income Tax

The Company provides for deferred income taxes using the asset and liability method. Under this method, it recognizes deferred income taxes for tax credits, net operating losses available for carry-forwards and significant temporary differences. The Company classifies deferred tax assets and liabilities as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. The Company provides a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s operations are subject to income and transaction taxes in China since most of the Company’s business activities take place in China. Significant estimates and judgments are required in determining the Company’s provision for income taxes. Some of these estimates are based on interpretations of existing tax law or regulations, as well as the prediction on future changes on these law and regulations. The ultimate amount of tax liability may be uncertain as a result. The Company does not anticipate any events which could change these uncertainties.

The Company and its subsidiaries and VIEs are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which each entity is domiciled. According to the New Enterprise Income Tax Law (“NEITL”) in China, the unified enterprise income tax (“EIT”) rate is 25%. However, three of the Company’s subsidiaries and VIEs are certified high-tech companies and are taxed based on certain favorable tax policies.

The applicable statutory tax rate for our subsidiaries in India is 42.024%. The Company has not recorded tax provision for U.S. tax purposes as it has no assessable profits arising in or derived from the United States and intends to reinvest accumulated earnings in its PRC operations.

The applicable statutory tax rates for our subsidiaries and VIEs in the PRC are as follows:

	For The Years Ended December 31,
	2014		2013
TTB	15%		15%
BSST (Deconsolidated on November 27, 2013)	N/	A	15%
Yanyu(1) (Deconsolidated on October 28, 2014)	15%		15%
Tranhold	25%		25%
TTA	25%		25%
Baoding	25%		15%
Yuanjie (Deconsolidated on April 21, 2014)	15%		15%
Buerjin	25%		25%
Xushui (Discontinued operations as of December 31, 2014)	25%		25%
Consolidated Effective Income Tax Rate(2)	-5%		-0.2%

(1)	Zhi Shui Yuan did not have any transactions from its foundation date to its divested date; it was registered merely to assist the Company’s divesting of Yanyu.

(2)

Despite the overall loss after consolidation, a few companies were still profitable during 2014, and income tax was accrued. Therefore, the calculation of consolidated effective enterprise income tax rate is based on the following:

Consolidated effective enterprise income tax rate = provision for income tax (sum of accrued tax for profitable companies) / loss before income tax non-controlling interests and discontinued operations.

The Company’s provision for income tax expense from continuing operations for 2014 and 2013 were $403,218 and $29,625, respectively.

The Company’s total net deferred tax liabilities were $1,480,100 and $1,387,968 as of December 31, 2014 and 2013, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

The Company’s revenue for the year ended December 31, 2013 was $40,646,547, a decrease of 35.0%, compared with $62,572,803 in 2012. This decrease is primarily attributable to the decrease in the system integration category revenue, which decreased from $57,904,449 for the year ended December 31, 2012 to $33,871,122 in 2013. The Ordos project, which belongs to system integration category, decreased from $6,838,176 for the year ended December 31, 2012 to $1,416,790 in 2013 because the project was primarily completed. Revenue of the India projects decreased by $7,838,746 from 2012 to 2013 because of the delay caused because the client failed to prepare the land for us to begin in a timely fashion, resulting in redesign and the project delay.

Prior to its deconsolidation, BSST’s revenue from January 1, 2013 to November 27, 2013 contributed $9,040,834 of the total revenue for 2013. BSST contributed $8,465,764 of the revenue for 2012.

Cost of Revenue

Cost of revenue is based on total actual costs incurred plus estimated costs to completion applied to percentage of completion as measured at different stages. It includes material costs, equipment costs, transportation costs, processing costs, packaging costs, quality inspection and control, outsourced construction service fees and other costs that directly relate to the execution of the services and delivery of projects. Cost of revenue also includes freight charges, purchasing and receiving costs and inspection costs when they are incurred.

Cost of revenue was $32,531,966 in the year ended December 31, 2013, a decrease of 31.5%, from $47,514,579 in the same period of 2012. The system integration category, which was the largest contributor to the revenue decrease, decreased by 39.1%, from $44,185,917 for the year ended December 31, 2012 to $26,925,812 in the same period of 2013. Based on the moderate decline of the gross margin from 2012 to 2013, the decrease of cost was mainly caused by the decrease of revenue. The rate of cost decrease was slower than the rate of revenue decrease because the BT projects (Ordos), which have a lower cost rate, were nearly completed.

Prior to its deconsolidation, BSST’s cost of revenue from January 1, 2013 to November 27, 2013 contributed $8,004,905 of the total costs for 2013. BSST contributed $6,352,006 of the cost of revenue for 2012.

Gross Margin

The Company’s gross margin decreased from 24.1% in 2012 to 20.0% in 2013. Such results include BSST’s financial result from January 1 to November 27, 2013 and whole year of 2012. This decrease was largely a result of increases in material and equipment costs and labor subcontracting costs. The BT projects (Ordos) which featured higher gross margin were nearly completed also contributed to the lower gross margin.

Operating Expenses

The Company’s total operating expenses increased to $20,278,178 in the year ended December 31, 2013 from $18,228,011 in the same period of 2012, an increase of 11.2%. The increase was attributed to growth in selling and marketing expenses; general and administration expenses and research and development expenses. Due to the deconsolidation of BSST, the Company recorded bad debt in general and administration expenses, so the total operating expenses increased.

Prior to its deconsolidation, BSST’s operating expenses from January 1, 2013 to November 27, 2013 contributed $2,028,471 of the operating expenses for 2013. BSST contributed $2,226,788 of the operating expenses for 2012.

Selling and Marketing Expenses

Selling and marketing expenses decreased from $4,148,861 in the year ended December 31, 2012 to $3,141,502 in the same period of 2013, a decrease of 24.3%. Decreased headcount of our sales force contributed to the decrease of every related expense such as travel expenses, compensation-related expenses and entertainment expenses.

Prior to its deconsolidation, BSST’s selling and marketing expenses from January 1, 2013 to November 27, 2013 contributed $571,839 of the selling and marketing expenses for 2013. BSST contributed $681,941 of the selling and marketing expenses for 2012.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation costs, rental expenses, professional fees, and other overhead expenses. General and administrative expenses increased from $13,904,424 in 2012 to $15,304,437 in 2013, an increase of 10.1%.

Prior to its deconsolidation, BSST’s general and administrative expenses from January 1, 2013 to November 27, 2013 contributed $1,278,601 of the general and administrative expenses for 2013. BSST contributed $1,544,847 of the general and administrative expenses for 2012.

The salaries, human resources expenses, endowment and other social insurance all decreased from 2012 to the same period 2013 because of the downsizing, the decrease ranged from 6.6% to 25.5%. $184,222 was for rent which decreased by 17.1%, from 2012 to 2013 due to office relocation. Professional fees decreased by 61.1%, from $2,458,776 to $955,266, which was mainly for the decreased project consulting service fee. Amortization expense of intangible assets and software decreased by 3.5%, from $907,548 in 2012 to $876,139 in the same period of 2013. Depreciation expense increased by 18.8%, from $309,387 in 2012 to $367,615 in 2013. Other general and administrative expenses increased by 89.4%, from $4,231,069 in 2012 to $8,012,003 in 2013, including office expenses, utilities, travel, communication, and other services support option expense and mainly because of the bad debt expense related to BSST due to its deconsolidation. We had a $427,004 non-cash option expense as a part of other general and administrative expense in 2013. The bad debt expenses of $2,918,964 which came from WFOE previously recorded as amount due from BSST was considered here and recorded as bad debt due to BSST control issue, it also attributed to the increase of general and administrative expense.

General and administrative expenses for 2013 and 2012 were approximately 37.7% and 22.2% of total revenues, respectively.

Provision for Income Tax

The Company provides for deferred income taxes using the asset and liability method. Under this method, it recognizes deferred income taxes for tax credits, net operating losses available for carry-forwards and significant temporary differences. The Company classifies deferred tax assets and liabilities as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. The Company provides a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s operations are subject to income and transaction taxes in China since most of the business activities take place in China. Significant estimates and judgments are required in determining the Company’s provision for income taxes. Some of these estimates are based on interpretations of existing tax law or regulations, as well as the prediction on future changes on these law and regulations. The ultimate amount of tax liability may be uncertain as a result. The Company does not anticipate any events which could change these uncertainties.

The Company and its subsidiaries and VIEs are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which each entity is domiciled. According to the New Enterprise Income Tax Law (“NEITL”) in China, the unified enterprise income tax (“EIT”) rate is 25%. However, five of its subsidiaries and VIEs are certified high-tech companies and are taxed based on certain favorable tax policies.

The applicable statutory tax rate for our subsidiaries in India is 42.024%. The Company has not recorded tax provision for U.S. tax purposes as it has no assessable profits arising in or derived from the United States and intends to reinvest accumulated earnings in its PRC operations.

The applicable statutory tax rates for our subsidiaries and VIEs in the PRC are as follows:

	For The Years Ended December 31,
	2013		2012
TTB	15%		15%
BSST (deconsolidated on November 27, 2013)	15%		15%
Yanyu	15%		15%
Tranhold	25%		25%
TTA	25%		25%
Baoding	15%		15%
Yuanjie	15%		15%
Buerjin	25%		25%
Xushui	25%		25%
Consolidated Effective Income Tax Rate(1)	-0.2	%(2)	-37	%(2)

(1)	Despite the overall loss after consolidation, a few companies were still profitable during 2013, and income tax was accrued. Therefore, the calculation of consolidated effective enterprise income tax rate is based on the following:

Consolidated effective enterprise income tax rate = provision for income tax (sum of accrued tax for profitable companies) / loss before income tax non-controlling interests and discontinued operations.

(2)	BSST was considered throughout the year ended December 31, 2012 and consolidated from January 1, 2013 to November 27, 2013. For the year ended December 31, 2013, BSST’s tax rate was included through the date of deconsolidation.

The Company’s provision for income tax expense from continuing operations for 2013 and 2012 were $29,625 and $1,218,607, respectively.

The Company’s total net deferred tax liabilities were $5,546,466 and $5,482,576 as of December 31, 2013 and 2012, respectively.

Segment Information

For the year ended December 31, 2014, the Company had three reportable operating segments. The segments are grouped based on the types of services provided and the types of clients that use those services. Total sales and costs are divided among these three segments.

Segment 1: Water, Wastewater Treatment and Municipal Infrastructure

Competition and cash shortage in 2014 caused the declined performance of segment 1. Yuanjie was divested from this segment in April 2014.

For Years ended December 31,
	2014	2013	2012
Revenues	$1,917,266	7,611,026	25,980,724
Cost of revenues	1,373,321	5,576,866	20,448,709
Operating expenses:
Selling and Marketing Expenses	482,736	906,804	1,346,688
General and Administrative Expenses	3,144,917	10,130,000	7,274,903
Research and Development	249,342	354,247	104,648
Total operating expenses	3,876,995	11,391,051	8,726,239
Other income (expenses), net	1,972,302	(2,717,771)	120,685
Loss before income taxes	$1,360,748	12,074,662	3,073,537

Segment 2: Water Resource Management System and Engineering Service

 Given that there has been more competition in the water resource industry, the net profit before income tax of segment 2 has declined since 2012. Yanyu and Zhi Shui Yuan, the only entities of segment 2, were divested in October 2014. Since 2013, due to its internal adjustments and external competition, Yanyu’s revenues and costs decreased significantly and its operating expenses increased.

For Years ended December 31,
	2014	2013	2012
Revenues	$4,813,356	17,673,756	22,306,044
Cost of revenues	4,420,154	13,717,600	16,487,906
Operating expenses:
Selling and Marketing Expenses	758,093	1,549,653	1,903,564
General and Administrative Expenses	4,640,276	2,272,520	2,840,874
Research and Development	401,119	1,299,961	70,078
Total operating expenses	5,799,488	5,122,134	4,814,516
Other expenses, net	150,150	355,385	232,095
(Loss) income before income taxes	$(5,556,436)	(1,521,363)	771,527

Segment 3: Industrial Pollution Control and Safety

The decreased revenue and costs in 2014 was mainly caused by the Company’s cash shortage. Xushui was in this segment.

For Years ended December 31,
	2014	2013	2012
Revenues	$1,040,953	15,361,765	14,286,035
Cost of revenues	1,130,144	13,237,500	10,577,964
Operating expenses:
Selling and Marketing Expenses	28,641	685,045	898,609
General and Administrative Expenses	1,267,759	2,901,917	3,788,647
Research and Development	-	178,031	-
Total operating expenses	1,296,400	3,764,993	4,687,256
Other expenses, net	3,660	97,652	21,497
Loss before income taxes	$1,389,251	1,738,380	1,000,682

Assets attributable to each segment as of December 31, 2014 and 2013 are shown below:

Segment Assets	Segment 1	Segment 2	Segment 3	Total
As of December 31, 2014(1)	$69,168,261	$-	$37,910,439	$107,078,700
As of December 31, 2013(2)	$63,328,422	$32,178,589	$41,292,878	$136,799,889

(1)	Yuanjie was deconsolidated on April 21, 2014. Yanyu was deconsolidated on October 28, 2014.
(2)	BSST was deconsolidated on November 27, 2013.

B. Liquidity and Capital Resources

As highlighted in the consolidated statements of cash flows, the Company’s liquidity and available capital resources are impacted by four key components: (i) cash and cash equivalents, (ii) operating activities, (iii) financing activities and (iv) investing activities.

Statement of Consolidated Cash Flows for the years ended December 31, 2014, 2013 and 2012 is as follows:

	For the Years Ended December 31,
	2014 ($)	2013 ($)	2012($)
Net Cash Used in Operating Activities	(3,721,124)	(1,095,647)	(20,254,517)
Net Cash Provided by (Used in) Investing Activities	1,298,526	9,658,275	(1,155,435)
Net cash Provided by (Used in) Financing Activities	227,244	(12,026,709)	18,138,246
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(826,699)	(662,023)	(565,383)
Net Decrease in Cash and Cash Equivalents	(3,022,053)	(4,126,104)	(3,837,089)
CASH, beginning of the period	3,972,553	8,098,657	11,935,746
Cash and Cash Equivalents from continuing operations	3,935,587	6,891,933	11,935,746
Cash and Cash Equivalents from discontinued operations	36,966	1,206,724	-
CASH, end of the period	950,500	3,972,553	8,098,657
Cash and Cash Equivalents from continuing operations	453,934	3,935,587	6,891,933
Cash and Cash Equivalents from discontinued operations	496,566	36,966	1,206,724

Cash and Cash Equivalents

At December 31, 2014, the Company’s cash and cash equivalents from continuing operations amounted to $453,934. It decreased by 88.5%, from $3,935,587 as of December 31, 2013, mainly due to the implementation of current projects. The current portion of restricted cash as of December 31, 2014 and 2013 amounted to $5,544,794 and $3,221,411, respectively, which is not included in the total of cash and cash equivalents. The restricted cash was on deposit as collateral for the issuance of letters of credit on projects. Our subsidiaries that own the deposits do not have material cash obligations to any third parties. Therefore, the restriction does not impact the liquidity of the Company.

Operating Activities

Net cash used in operating activities increased by $2,625,477 to $3,721,124 in the year ended December 31, 2014, from $1,095,647 in the same period of 2013. Net accounts receivable decreased from $19,830,742 as of December 31, 2013 to $1,554,937 on December 31, 2014, a decrease of 92.2%, mainly caused by Yanyu’s deconsolidation. Allowance for doubtful accounts decreased by 5.0% from December 31, 2013 to December 31, 2014, mainly due to the deconsolidation of Yuanjie, Yanyu and the reclassification of Xushui. Current unbilled receivables decreased by 14.4% from $14,106,631 on December 31, 2013 to $12,073,778 on December 31, 2014, which decreased mainly from the slowed down projects. The remaining decrease was mainly caused by the decreased inventory and deferred cost of projects, due to the total revenue decline.

Net cash used in operating activities decreased by $19,158,870 to $1,095,647 in the year ended December 31, 2013, from $20,254,517 in the same period of 2012. Net accounts receivable increased from $18,598,110 on December 31, 2012 to $19,830,742 on December 31, 2013, an increase of 6.6%. Allowance for doubtful accounts increased by 205.8% from December 31, 2012 to December 31, 2013 due to the deconsolidation of BSST and the bad debt of Buerjin project. Allowance caused by BSST deconsolidation was $2,918,964, mainly came from the amount due from BSST to other internal companies. Allowance related to the Buerjin project was $1,603,351 during the year 2013, because the Company saw a breach of certain payment and under the mutual agreement, and finally decided to stop the project. Currently the Company doesn’t expect any repaid debt or future revenues from Buerjin project. Current unbilled receivables decreased by $13,847,894 from $27,954,525 on December 31, 2012 to $14,106,631 on December 31, 2013, which decreased mainly from the billing of Ordos project. The remaining decrease was mainly caused by the decreased inventory and deferred cost of projects, due to the total revenue decline.

Investing Activities

Net cash provided by investing activities was $1,298,526 in the year ended December 31, 2014, compared to net cash used in investing of $9,658,275 in the same period of 2013. The decrease was mainly due to the received cash from Baoding’s selling property.

Net cash provided by investing activities was $9,658,275 in the year ended December 31, 2013, compared to net cash used in investing of $1,155,435 in the same period of 2012. The increase was mainly due to the received cash from Baoding’s selling property.

Compared to what was required in 2013, we required much less investment in 2014, and at the end of 2014, the Company did not have further plans to invest in such property.

Financing Activities

The cash provided by financing activities was $227,244 in 2014, compared to $12,026,709 used in financing activities in the same period of 2013. For the year ended December 31, 2014, the Company paid less loan debts according to their due terms, including bank loans and individual loans. The corporate bonds $8,204,936 exited only in 2013 and had been paid off in 2013.

The cash used in financing activities was $12,026,709 in 2013, compared to $18,138,246 provided by financing activities in the same period of 2012. For the year ended December 31, 2013, the Company repaid $10,661,106 in bank loans and further borrowed $9,357,830 in bank loans. The Company also repaid corporate bonds in August 2013 totaling $8,204,936 cash. In addition to bank loans and corporate bonds, we borrowed loans from third party companies for an aggregate amount of $9,573,959.

Effect of Change in Exchange Rate Changes on Cash and Cash Equivalents

Net cash loss due to currency exchange was $826,699, $662,023 and $565,383 in the year ended December 31, 2014, 2013 and 2012.

Restricted Net Assets

Although we do not anticipate paying dividends in the foreseeable future, our ability to pay dividends is primarily dependent on our receiving distributions of funds from our subsidiaries and VIEs, which is restricted by certain regulatory requirements. Relevant PRC statutory laws and regulations permit payments of dividends by our PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and VIEs are required to, and have, set aside at least 10% of their after-tax profit, after deducting any accumulated deficit, based on PRC accounting standards each year to its general reserves until the accumulated amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our off-shore subsidiaries, including TIS and TTII do not have material cash obligations to third parties. Therefore, the dividend restriction does not impact the liquidity of the companies. There is no significant difference between accumulated profit calculated pursuant to PRC accounting standards and those reflected in the financial statements prepared in accordance with U.S. GAAP. As of December 31, 2014 and 2013, restricted retained earnings were $2,188,527 and $2,292,259, respectively, and restricted net assets were $1,891,368 and $1,924,325, respectively. The unrestricted accumulated deficit and retained earnings as of December 31, 2014 and 2013 were $3,304,994 and $3,025,095, respectively, which were the amounts ultimately available for distribution if we were to pay dividends; however, the Company does not have any current plans to pay dividends.

Working Capital and Cash Flow Management

As of December 31, 2014, the Company’s working capital was $15,299,953, with current assets totaling $61,546,672 and current liabilities totaling $46,246,719. However, the Company incurred net losses of $7,523,083, $14,832,924 and $2,751,873 for the years ended December 31, 2014, 2013 and 2012, respectively.

Management Actions and Plans

In the future, the Company plans to take the following actions to meet working capital needs:

We plan to look into the possibility of optimizing our funding structure by obtaining short- and/or long-term debt through commercial loans. We are actively exploring opportunities with major Chinese and American banks to obtain such commercial loans. Given the negative recent developments affecting the Company, such as its suspension and subsequent delisting from the NASDAQ Capital Market, decreased revenues and increased net losses, the Company has faced difficulties in securing loans in the same amounts and on the same terms as it was able to achieve in the past. The Company’s difficulty in obtaining bank financing has brought additional pressure on cash flow. Other financing instruments into which we are currently looking include supply chain financing, project financing, trust fund financing and capital leasing. The Company expects further communication efforts with financing institutions that previously made funds available to the Company; furthermore, the Company expects to develop other venues of funding through a variety of different financing institutions.

We continue to focus on our collection of accounts receivable. Most of our clients are central, provincial and local governments. Due to changes of the Chinese economy and adjustments of Chinese fiscal policy, some local governments, for example Ordos government, met some fiscal challenges which brought some risks for the Company to get the clients’ payment on schedule.

Based on its current strategy to realign its business focus and to dispose unprofitable businesses to ease the cash flow pressure, the Baoding land and property deal and the divestitures of Yuanjie, Zhi Shui Yuan, Yanyu and Xushui were all important actions of cash flow improvement and cash flow risk management. In addition, the Company entered into an agreement with Liyuanshida in 2014 to sell Xushui to generate cash.

The Company selected and bid those projects based on good financial status and good payment terms.

The Company also plans to seek financing from third parties or individuals in order to meet urgent cash demands.

We believe that our existing balances of cash and cash equivalents and amounts expected to be provided by operating activities, investing activities and financing activities will provide us with sufficient financial resources to meet our cash requirements for operations, working capital, and capital expenditures for the next twelve months.

However, in the event of unforeseen circumstances, unfavorable market developments or unfavorable results from operations, there can be no assurance that the above actions could be successfully implemented as expected, and cash flows may be adversely affected.

Contractual Obligations and Commercial Commitments

Operating Leases

As of December 31, 2014, the Company had commitments under certain operating leases, requiring annual minimum rentals as follows:

For the Years Ending December 31,	Amount
2015	$178,268
2016	125,412
2017	125,412
2018	20,902
Total	$449,994

The Company’s leased properties are principally located in Beijing and are used for administration and research and development purposes. The terms of these operating leases vary from one to five years. Pursuant to lease terms, when the contracts expire, the Company has the right to extend them with new negotiated prices. The leases are renewable subject to negotiation. Rental expenses were $444,626, $893,816 and $1,078,038 for the years ended December 31, 2014, 2013 and 2012, respectively.

Product Warranties

The Company’s warranty policy generally is to replace parts at no additional charge if they become defective within one year after deployment. Historically, failure of product parts due to materials or workmanship has not been significant. The Company has not incurred any material unexpected costs associated with servicing warranties. It continuously evaluates and estimates its potential warranty obligations, and records the related warranty obligation when the estimated amount becomes material at the time revenue is recorded.

Capital Expenditures

In the past, the capital expenditures were mainly for purchases of computers and other office equipment to support our daily business activities. The Company spent $394,705 and $680,390 on such capital expenditures during 2014 and 2013, respectively. The decrease was due to the construction progress of Baoding, it was almost completed and ready for sale. Despite that the government registration fell behind schedule, the Company plans to close it by the end of 2015.

In relation to the sale of the land and real property in Baoding, the buyer assumed the Company’s contractual liabilities to two major construction suppliers in the amount of $4.7 million which is inclusive in the total acquisition price.

Seasonality

The Company’s operating revenues normally tend to fluctuate due to different project stages and U.S. GAAP requirements on revenue recognition. As the scope of its business extended to the civil construction activities, certain weather conditions, including severe winter storms, may result in the temporary suspension of outdoor operations, which can significantly affect the operating results of the affected regions. The operating results for the first quarter often reflect the business slowdown for the Chinese traditional holidays, the Spring Festival, which could last anywhere from 7 days up to one month.

Taxation

Pursuant to the new EIT Law and supplementary regulations, only high-tech companies that have been re-certified as such under the new criteria are granted the preferential enterprise income tax rate of 15%. According to an approval from the Beijing State Tax Bureau of Xicheng District, TTB received a preferential income tax rate of 7.5% from January 1, 2009 to December 31, 2011. Its income tax rate is 15% from 2012 onwards, for so long as it retains high technology certification and the applicable preferential enterprise income tax rate remains 15%.

Sales tax varies from 3% to 5% depending on the nature of the revenue, and VAT is 17%. For revenues generated from those parts of the Company’s software solutions which are recognized by and registered with government authorities and meet government authorities’ requirements to be treated as software products, the Company is entitled to receive a refund of 14% on the total VAT paid at a rate of 17%. Revenues from software products other than the above are subject to full VAT at 17%. In addition, the Company is currently exempted from sales tax for revenues generated from development and transfer of tailor-made software solutions for clients. Further, revenues from consulting services are subject to a 5% sales tax. Qualified to issue VAT invoices, the Company needs to maintain a certain amount of revenue that is taxable by VAT. As such, the Company may have to refuse some of the tax exemption benefits in its tailor-made software development business and pay VAT for those parts of the revenue in order to maintain minimum VAT revenue thresholds. This practice may cease to apply if more of the software products become recognized and registered as software products in the PRC.

Critical Accounting Policies

Principles of consolidation and basis of presentation

Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial information should be read in conjunction with the Financial Statements and the notes thereto. All material inter-company transactions and balances have been eliminated in the consolidation.

The accompanying consolidated financial statements have been prepared pursuant to US GAAP. The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

The Company compiles its daily financial records in accordance with the generally accepted accounting principles of the PRC (“PRC GAAP”) and converts its financial statements according to US GAAP when reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Certain of the Company’s accounting policies require higher degrees of professional judgment than others in their application. These include the recognition of revenue under the percentage of completion method, the allowance for doubtful accounts, long term contract collectability, impairment of fixed assets, intangible assets and goodwill, income tax and contingent investment payables. Management evaluates all of its estimates and judgments on an on-going basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of time deposits and investments in money market accounts and are stated at cost which approximates fair value.

Restricted Cash

The current restricted cash balance as of December 31, 2014 and 2013 was $5,544,794 and $3,221,411, respectively. The long-term restricted cash balance as of December 31, 2014 and 2013 was $nil and $2,930,512, respectively. For details, refer to Note 5 to the consolidated financial statements.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company makes an allowance for doubtful accounts based on the aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible.

Inventories

The Company values inventory at the lower of cost or net realizable value and determines inventory using the weighted average cost method. Inventory consists of raw materials, finished goods, and work-in-progress, which includes the cost of direct labor, materials and direct overhead costs related to the projects.

Long-term Unbilled Receivables

The Company obtained several Build-Transfer (“BT”) contracts with billing cycles of over three years in recent years. Due to the nature of the BT projects, the related revenue has been discounted and recorded as long-term unbilled receivables and the discount rate is the 3-year nominal interest rate of 5.4%, set by the People’s Bank of China, the PRC’s central bank. For the contract that a specific discount rate is agreed in the contract, that specific rate is applied. These projects are funded by local governments with central government project appropriation, so the Company does not ascribe any collection risk on such projects.

Plant and Equipment

The Company states plant and equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with a 3%-5% estimated residual value.

Estimated useful lives of the Company’s assets are as follows:

Asset	Useful Life
Buildings and improvements	40-50 years
Transportation equipment	5-10 years
Machinery	10 years
Office equipment	5 years
Furniture	5 years

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income as an offset or increase to other income (expense) for the period. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred, and capitalizes major additions and betterment to buildings and equipment.

Valuation of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including plant and equipment, and definite life intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future cash inflows attributable to the asset, less estimated undiscounted future cash outflows, are less than the carrying amount, the Company recognizes an impairment loss in an amount equal to the difference between the carrying value of such assets and fair value. No impairment provision was made in the prior or current years. The Company reports assets for which there is a committed disposition plan, whether through sale or abandonment, at the lower of carrying value or fair value less costs to sell.

The Company evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances revised estimates of useful lives.

Intangible Assets

The Company amortizes other acquired intangible assets with definite lives on a straight-line basis over their expected useful economic lives. The Company does not amortize intangible assets with an indefinite useful life but subjects them to an impairment test annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Useful Life
Proprietary technology relating to sewage, municipal solid waste treatment and tail gas purification	20 years
Proprietary technology relating to low energy consumption data transmission system	20 years
Large region environmental management system	10 years
Mobile web management system	10 years
Database management system	10 years
Pollution reduction checking assistant	10 years
Water pollution control infrastructure	10 years
Land use right	50 years
Know-how	8-10 years
Contract backlog	1 year

Business combinations

For a business combination with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire are recognized at the acquisition date, measured at their fair values as of that date. In a business combination achieved in stages, the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, are recognized at the full amounts of their fair values. In a bargain purchase in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquire, that excess in earnings was recognized as a gain attributable to the Company.

Deferred tax liability and asset were recognized for the deferred tax consequences of differences between the tax bases and the recognized values of assets acquired and liabilities assumed in a business combination in accordance with ASC Topic 740, “Income Taxes”.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred (plus the fair value of the non-controlling interest, if any) over the fair value of the net assets acquired (including recognized intangibles). Goodwill is not amortized; rather, impairment tests are performed at least annually or more frequently if circumstances indicate impairment may have occurred. If impairment exists, goodwill is immediately written down to fair value and the loss is recognized in the consolidated income statements. The Company assesses impairment annually or whenever events or changes indicate that, more likely than not, the carrying value of goodwill has been impaired. The Company uses the income approach to estimate the fair value of the reporting unit of the goodwill. The income approach is based on the long-term projected future cash flows of the reporting units. The Company discounts the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as the timing of the cash flows and the risks inherent in those cash flows.

Deconsolidations

The Company accounts for deconsolidation of subsidiaries in accordance with ASC Topic 810 “Consolidation”.

In accordance with ASC Topic 810-10-40-5, the parent shall account for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a. The aggregate of all of the following:

1. The fair value of any consideration received;

2. The fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated; and

3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated; and

b. The carrying amount of the former subsidiary’s assets and liabilities.

For the years ended December 31, 2014, 2013 and 2012, the Company incurred approximately gain of $3.11 million, loss of $3.78 million and $nil on disposal of its former VIEs and subsidiary, respectively.

Revenue Recognition

The Company’s revenues consist primarily of two categories: (i) System Integration and (ii) Hardware Product Sales. The Company recognizes revenue when there is evidence of an arrangement, the consideration to be received is fixed or determinable, products are delivered, or services rendered, and collectability assured.

For System Integration, sales contracts are usually structured with fixed price or fixed unit price. The contract periods range from two months to approximately three years in length. The Company recognizes revenue of these contracts following the percentage-of-completion method, measured by different stages of completion in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts”. Only if the actual implementation status meets the established stage will the Company recognize the relevant portion of the revenue. There are four major stages for the System Integration revenue recognition: (a) the completion of project design, (b) the delivery of products, (c) the completion of debugging, and (d) inspection and acceptance. For BT projects, the Company recognizes the project revenue using the man-power hours as the measurement for percentage of completion.

For Hardware Product Sales, the Company recognizes the revenue only when all products are delivered and the acceptance confirmations are signed by the customers, according to ASC 605-10, “Revenue Recognition”. The Company is not obligated for any repurchase or return of the goods.

Provided unapproved change orders or claims occur in the future, in accounting for contracts, we follow Paragraphs 30 and 31 of ASC 605-35-25, “Construction-Type and Production-Type Contracts”. The Company recognizes revenue from unapproved change orders or claims only to the extent that contract costs relating to the unapproved change orders or claims have been incurred, and only if it is probable that such unapproved change orders or claims will result in additional contract revenue and the amount of such additional revenue can be reliably estimated. Until today, no unapproved change order has been experienced in the ordinary business operation.

The Company presents all sales revenue net of a value-added tax (“VAT”). The Company’s products sold in China are generally subject to a Chinese VAT of 17% of the sales price, except for certain proprietary software sales which will only be subject to an effective tax rate of 3%. The VAT payable may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of projects or producing the finished product.

The Company records revenue in excess of billings as “unbilled revenue”. For revenues accounted for under this account, we expect the amounts to be collected within one year. For those with a collection period longer than one year, we classify them under “Long-term unbilled revenue” on the consolidated balance sheets.

Cost of Revenues

Cost of revenues is based on total actual costs incurred plus estimated costs to completion applied to percentage of completion as measured at different stages. It includes material costs, equipment costs, transportation costs, processing costs, packaging costs, quality inspection and control, outsourced construction services fees and other costs that directly relate to the execution of the services and delivery of projects. Cost of revenues also includes inbound freight charges, purchasing and receiving costs and inspection costs when they incur.

Operating Expenses

Operating expenses include, among other items, salaries, bonuses, and employees’ social insurance, administrative and sales expenses, travel and entertainment expenses, depreciation of equipment, amortization of intangible assets, office rental expenses, professional service fees, office supplies, research and development expenses, and bad debt provision.

Research and Development (R&D)

Research and development expenses include salaries for R&D staff, consultant fees, supplies and materials, as well as other overhead such as depreciation, facilities, utilities, and other R&D related expenses. The Company expenses costs for the development of new software products and substantial enhancements to existing software products as incurred until technological feasibility has been established, at which time any additional costs are capitalized. The management of the Company is responsible for assessing the establishment of technological feasibility in accordance with ASC 985-20, “Costs of Software to Be Sold, Leased, or Marketed”.

Foreign Currency Translation and Transactions

The Company uses the United States dollar (“USD”) as its reporting currency. The functional currency of TRIT, TTII and TIS is USD, the functional currency of TII, Buxar, Bugusarai, Hajipur and WOS is National Rupee (“INR”), the functional currency of TRIT’s subsidiaries in China is Renminbi (“RMB”). The Company translates monetary assets and liabilities denominated in currencies other than United States dollars into USD at the exchange rate ruling at the balance sheet date. The Company converts non-USD transactions during the year into USD with the prevailing exchange rate on the transaction dates.

The Chinese subsidiaries of TRIT maintain their financial records in RMB. The value of the assets and liabilities were converted with the exchange rate on the balance sheet date; and their revenue and expenses with a weighted average exchange rate for the reporting period. The Company reflects translation adjustments as “Accumulated other comprehensive income (loss)” in equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions in a currency other than the functional currency are recognized as foreign currency transaction gain or loss in the result of operations as incurred.

Translation adjustments amounted to $1,363,672 and $1,891,873 as of December 31, 2014 and 2013, respectively.

The Company translated balance sheet amounts with the exception of equity at December 31, 2014 at RMB 6.1460 to $1.00 and INR 63.6595 to $1.00 as compared to RMB 6.1122 to $1.00 and INR 61.8488 to $1.00 as of December 31, 2013.

The Company stated equity accounts at their historical rate.

The average translation rates applied to income statement accounts for the years ended December 31, 2014, 2013 and 2012 were RMB 6.1457, RMB 6.1943 and RMB 6.3116 to $1.00, and INR 60.9596, INR 58.5169, and INR 53.6119 to $1.00, respectively.

The translation rates between RMB and USD and between INR and USD are according to Oanda.com.

Income Taxes

The Company provides for deferred income taxes using the asset and liability method. Under this method, the Company recognizes deferred income taxes for tax credits and net operating losses available for carry-forwards and significant temporary differences. The Company classifies deferred tax assets and liabilities as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. The Company provides a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company adopted Financial Accounting Standards Board (“FASB”) accounting standard codification 740 (ASC 740), as of January 1, 2007. The Company recognizes a tax position as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that the Company believes is more than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, the Company does not record it as a tax benefit. The Company also adopts ASC 740 guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. It had no effect on the Company’s financial statements as of December 31, 2014 and 2013. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2014 and 2013.

The Company’s domestic operations are subject to income and transaction taxes in China, overseas operations are subject to local income and transaction taxes, but most of the business activities take place in China. Significant estimates and judgments are required in determining the Company’s provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result. The Company does not anticipate any events which could change these uncertainties.

Share-based Compensation

The Company adopted the fair value recognition provisions of ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity-Based Payments to Non-Employees”.

The Company recognizes compensation expense for all share-based payment awards made to the employees and directors. The fair value of share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. The expected term is based upon the period of time for which the share option is expected to be outstanding. The expected volatility of the share options is based upon the historical volatility of our share price. The risk-free interest rate assumption is based upon China international bond rates for a comparable period. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past.

Earnings per Share

Basic EPS excludes dilution and is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary share (convertible preferred stock, forward contract, warrants to purchase ordinary share, contingently issuable shares, ordinary share options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary share. The Company excludes potential ordinary shares in the diluted EPS computation in periods of losses from continuing operations, as their effect would be anti-dilutive.

The Company has granted 1,008,516 options to our key employees and 185,000 warrants to the placement agent in our IPO and to our investor relations consultant, all of which are included when calculating the diluted earnings per share in non-loss years. As of December 31, 2014, 93,700 options had been exercised at a price equal to $6.75 per share and 170,000 warrants had been exercised at a price equal to $8.10 per share.

During the first financing after IPO, the Company has also agreed to issue the underwriters a warrant to purchase a number of ordinary shares equal to an aggregate of 10% of the ordinary shares sold in the offering, excluding over-allotments. The warrants will have an exercise price equal to 145% of the offering price. Accordingly, in April 2010, the Company issued 214,275 warrants with exercise price per share of $20.30. These warrants have anti-dilutive effect due to the fact that the weighted average exercise price per share of these warrants is higher than the weighted average market price per share of ordinary share during the years ended December 31, 2014, 2013 and 2012.

Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. The Company has chosen to report comprehensive income in the statements of comprehensive income (loss).

Financial Instruments

The Company carries financial instruments, which consists of cash and cash equivalents, accounts receivable, accounts payable, short-term bank borrowings and other payables at cost, which approximates fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.

Noncontrolling interest

The Company accounts for noncontrolling interest in accordance with ASC Topic 810-10-45, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheet and the consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated income and comprehensive income statement. ASC Topic 810-10-45 also requires that losses attributable to the parent and the noncontrolling interest in a subsidiary be attributed to those interests even if it results in a deficit noncontrolling interest balance.

Segments

The Company identifies segments by reference to its internal organization structure and the factors that management uses to make operating decisions and assess performance.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement -Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. This ASU eliminates from GAAP the concept of extraordinary items. The Board concluded that the amendments in this ASU will not result in a loss of information because although the amendments will eliminate the requirements in Subtopic 225-20 for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. The amendment in this ASU changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Under the amendments in this ASU, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions no longer cause decision makers to consolidate VIEs in certain instances. The amendments place more emphasis in the consolidation evaluation on variable interests other than fee arrangements such as principal investment risk (for example, debt or equity interests), guarantees of the value of the assets or liabilities of the VIE, written put options on the assets of the VIE, or similar obligations, including some liquidity commitments or agreements (explicit or implicit). Additionally, the amendments in this ASU reduce the extent to which related party arrangements cause an entity to be considered a primary beneficiary. Overall, the amendments in this ASU are an improvement to current GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

C.	Research and Development

Research and development costs were $650,461, $1,832,239 and $174,726 for the years ended December 31, 2014, 2013 and 2012, respectively. Our research and development team consists of 10 employees, representing more than 7.4% of our employees.

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We have also recruited experienced engineers from overseas. For the past three years, our research and development mainly focused on zero liquid discharge, volatile organic compound and membrane technology.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements for 2014, 2013 or 2012.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	449,994	178,268	250,824	20,902	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	449,994	178,268	250,824	20,902	—

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Warren Zhao(1)	49	Chairman and Chief Executive Officer
Phil Fan(1)(5)	50	Former Chief Executive Officer and Director
Peter Dong(1)	47	Chief Financial Officer, Chief Operating Officer and Director
Peiyao Zhang(1)(2)(4)	71	Independent Director
Ming Zhu(1)(3)(4)	57	Independent Director
Chunyu Gao(1)(3)	51	Independent Director
Haijun Yang(1)(2)(4)	42	Independent Director

(1)	As of March 31, 2015, the individual’s business address is c/o #1208 Tower B, Haidian Cultural and Arts Building Jia 28 Zhongguancun St. Haidian District, Beijing 100086, China.
(2)	Member of audit committee.
(3)	Member of compensation committee.
(4)	Member of nominating committee.
(5)	Phil Fan resigned as the Director and CEO on March 14, 2015. Warren Zhao was appointed as the CEO in addition to his role as the Chairman on March 17, 2015.

Warren Zhao

Chairman of the Board and Chief Executive Officer

Age — 49

Director since 2002

Mr. Zhao is our Chairman and Chief Executive Officer. Prior to his role as our Chairman, Mr. Zhao served as our Chairman & CEO and Chairman & Joint CEO. He is also the president of our subsidiary, Tri-Tech (Beijing) Co., Ltd., and one of our VIEs, Tranhold Environmental (Beijing) Tech Co., Ltd. (“Tranhold”). Mr. Zhao was one of the founders of our company in 2002. Prior to founding our company, Mr. Zhao established Beijing Tranhold Automatic Control Systems and served as its general manager in 1994. From 1988 through 1993, Mr. Zhao was the manager of the research and development department at Beijing Test Control Technology Institute of Aeronautics Ministry. Mr. Zhao earned his bachelor’s and master’s degrees in engineering from Northwest China Polytechnic University. Mr. Zhao has been chosen as a director because he is one of the founders and the leader of our company and because we believe we can benefit from his guidance and experience in the industry. On March 17, 2015, Mr. Zhao was appointed as the succeeding Chief Executive Officer after Mr. Fan’s resignation.

Peter Dong

Chief Financial Officer, Chief Operating Officer and Director

Age — 47

Director since 2010

In September 2013, Mr. Dong was appointed by the Board of Directors as the CFO, the COO and executive director of the Company. Mr. Dong was elected as the COO and executive director of the Company in 2013. Mr. Dong was the CFO of the company through 2008 to 2012, He was also the Vice President from 2008 to 2010 and executive director from 2010 to 2012. As the CFO and COO, Mr. Dong has management skills and finance expertise for over 20 years. Mr. Dong earned his bachelor's degree in computer science from Nanjing University of Aeronautics and Astronautics and his master's degree in economics from Renmin University of China.

Peiyao Zhang, Ph.D.

Independent Director

Age — 71

Director since 2009

Dr. Zhang has been a Director of our Company since 2009. Dr. Zhang is the Chairman of the nominating committee of the board of directors. Dr. Zhang served as the Deputy Director of the SINOPEC Petrochemical Science and Engineering Research Institute from 1999 to 2005, where he was responsible for technical license management. Prior to his work with SINOPEC, from 1994 to 1998, Dr. Zhang served as the Deputy Director and Chief Engineer of the SINOE Department of Developing and Planning, where he directed over forty joint venture projects. Prior to SINOE, from 1992 to 1993, Dr. Zhang served as the Deputy Bureau Chief of Foreign Affairs for SINOPEC, as well as the Deputy Director of Research and Development for SINOPEC from 1990 to 1992. Dr. Zhang has also served as a Director and Senior Engineer for the Yanshan Petrochemical Research Institute, specializing in catalyst research and development, from 1985 to 1990. Prior to Yanshan, Dr. Zhang was an engineer at the Beijing Yanshan Petrochemical Co. from 1974 to 1983 and a technician at the Jinxi Chemical Plant from 1968 to 1973. Dr. Zhang received a bachelor’s degree from Tsinghua University in 1967 and a Ph.D. in chemical engineering from the Sweden Royal Institute of Technology in 1988. Dr. Zhang is a visiting scholar at the Sweden Royal Institute of Technology and was awarded the 1994 National Outstanding Scholar Award by the Chinese Government. Dr. Zhang was chosen as a director because we believe we can benefit from his engineering and leadership experience.

Ming Zhu

Independent Director

Age — 57

Director since 2012

Mr. Zhu has been an international business consultant with RMCC Investment LLC, a Richmond, Virginia based consulting firm, since 1994. Mr. Zhu holds a master's degree in tourism and business from Virginia Commonwealth University. Mr. Zhu has also served as an independent director at eFuture Information Technology Inc. since 2007. Mr. Zhu has been chosen to serve as a director for his extensive business and consulting background to offer advice on best practices and business development and expansion.

Mr. Chunyu Gao

Independent Director

Age – 51

Director since 2014

Mr. Chunyu Gao has worked since 2010 as Director of Sales at Beijing Century Microentropy Technology Co., Ltd., which is devoted to energy conservation with innovations in technologies, solutions and applied products. From 2006 until 2010, Mr. Gao worked as Vice Managing Director entrusted with marketing and sales at Beijing Cosmosource Technology Co., Ltd., which is devoted to developing software assisting strategy analysis, operations management as well as water resource management. From 1986 to 2006, Mr. Gao worked at as Assistant Engineer at Aviation Measurement and Control Research Center, Sales Channel Manager at Lenovo Group and Vice President at Hanlin Hui Information Industry Company Limited. (a subsidiary of TCL Company Limited.) Mr. Gao has extensive knowledge in sales and in the establishment and maintenance of sales channels. Mr. Gao received his bachelor’s degree in Automation Control & Instrumentation from Nanjing University of Aeronautics and Astronautics in 1986. Mr. Gao has been chosen as a director because of his experience in marketing and sales.

Haijun Yang, Ph.D.

Independent Director

Age – 42

Director since 2014

Dr. Haijun Yang, 41, presently works as Executive Director and General Manager of Ocean & Bridge Investment Ltd., where he has worked since 2009. Prior to his current role, Dr. Yang served as the Vice President of Operations and Secretary to the Board of China Fire & Security Group, Inc., a company previous listed on NASDAQ, from February 2009 to November 2009 and Deputy General Manager of Sureland Industrial Fire Safety Co. Ltd. from 2000 to February 2009. Prior to 2000, Dr. Yang worked in Beijing Yanxin Communication System Company Limited and Changchun Yeli Group Company Limited for 6 years in the area of sales, marketing and corporate strategy. Dr. Yang has extensive experience in corporate finance, operations management, mergers and acquisitions, and corporate governance. Dr. Yang received his MBA in 2000 and his Ph.D. in Business Management in 2010 from Renmin University of China. Dr. Yang is an honorary supervisor of the School of Economics & Management of Beijing University of Posts and Telecommunications. Dr. Yang has been chosen as a director because of his corporate finance and management experience.

B.	Compensation

Executive and Director Compensation

The following table shows the annual compensation paid by the Company for the year ended December 31, 2014 to Warren Zhao, the Chairman and Chief Executive Officer, Phil Fan, our former Chief Executive Officer, and Peter Dong, Chief Financial Officer & Chief Operating Officer. No other officer had total compensation during the previous year of more than $100,000.

Name and principal position	Year	Salary	Bonus	Securities-based Awards	All Other Compensation	Total
Warren Zhao
Chairman and Chief Executive Officer(1)	2014	$200,713	$—	$—	$—	$200,713
Phil Fan,
Former Chief Executive Officer(2)	2014	$204,048	$—	$—	$—	$204,048
Peter Dong,
Chief Financial Officer & Chief Operating Officer	2014	$180,713	$—	$—	$—	$180,713

(1)	Warren Zhao was appointed as the CEO in addition to his role as the Chairman on March 17, 2015.
(2)	Phil Fan resigned as the Director and CEO on March 14, 2015.

The employment agreements with Messrs. Zhao, Dong and Fan were last renewed on February 10, 2011 with mutual agreements between the Company and each of them. On March 14, 2015, Mr. Fan’s employment agreement was terminated upon Mr. Fan’s resignation. The Zhao and Dong employment agreements are scheduled to expire on February 9, 2016.

The following table shows outstanding equity awards to Mr. Fan, the former Chief Executive Officer, Mr. Cheng, the former Chief Executive Officer, Mr. Dong, the Principal Financial Officer, and Mr. Zhao, our current Chief Executive Officer, as of the end of fiscal year 2014.

Outstanding Equity Awards at Fiscal Year End

	Option Awards
Name	Option Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
(a)	(b)	(c)	(d)	(e)	(f)
Phil Fan,	9/9/09(1)	31,530 (2)	10,510	6.75	9/9/19
Former Principal Executive Officer and	2/24/12	50,000	—	7.63	2/24/22
former Principal Accounting and Financial Officer	2/24/12	50,000	—	1.55	2/24/22
Peter Dong,	9/9/09	47,295 (3)	15,765	6.75	9/9/19
Principal Accounting and Financial Officer	2/24/12	50,000	—	7.63	2/24/22
	2/24/12	50,000	—	1.55	2/24/22
Gavin Cheng,	2/24/12	50,000	—	7.63	2/24/22
former Principal Executive Officer	2/24/12	50,000	—	1.55	2/24/22
Warren Zhao,	9/9/09	94,590 (4)	31,530	6.75	9/9/19
Principal Executive Officer	2/24/12	50,000	—	7.63	2/24/22
	2/24/12	50,000	—	1.55	2/24/22

(1)	The unvested portion of this option award is scheduled to vest on September 9, 2014.
(2)	Of the 42,040 vested options, Mr. Fan has exercised 10,510.
(3)	Of the 63,060 vested options, Mr. Dong has exercised 15,765.
(4)	Of the 126,120 vested options, Mr. Zhao has exercised 31,530.

Director Compensation Table FY 2014*

Name	Director Fees earned or paid in cash	Total
Warren Zhao(1)	$-	$-
Peter Dong(1)	$-	$-
Peiyao Zhang	$1,273	$1,273
Peter Zhuo(2)	$1,273	$1,273
Da-zhuang Guo(3)	$160	$160
Haijun Yang(4)	$1,003	$1,003
John McAuliffe(5)	$203	$203
Ming Zhu	$1,273	$1,273
Chunyu Gao (6)	$1,003	$1,003
Phil Fan(1) (7)	$-	$-

* Note that we have not granted any stock awards, option awards, non-equity incentive plan compensation, nonqualified deferred compensation earnings or any other compensation to directors beyond that disclosed here in the year ended December 31, 2014. Accordingly we do not present such columns in the Director Compensation table.

(1)	Received payment in his capacity as an officer of the Company and/or subsidiaries/affiliates but did not receive any compensation for serving as a director of the Company.
(2)	Mr. Zhuo resigned from the Board of Directors on August 1, 2014.
(3)	Mr. Da-zhuang Guo resigned from the Board of Directors on February 15, 2014.
(4)	Mr. Haijun Yang became a director of the Company on February 19, 2014 and received no compensation in 2013.
(5)	Mr. John McAuliffe resigned from the Board of Directors on February 15, 2014.
(6)	Mr. Chunyu Gao became a director of the Company on February 19, 2014 and received no compensation in 2013
(7)	Mr. Fan resigned from the Board of Directors on March 14, 2015.

C.	Board practices

Board of Directors and Board Committees

Our board of directors currently consists of six directors. There are no family relationships between any of our executive officers and directors.

Class	Name	Term

I	Peter Dong	Will retire and stand for reelection at the annual shareholders’ meeting held in 2017

I	Peiyao Zhang	Will retire and stand for reelection at the annual shareholders’ meeting held in 2017

I	Chunyu Gao	Will retire and stand for reelection at the annual shareholders’ meeting held in 2017

II	Warren Zhao	Will retire and stand for reelection at the annual shareholders’ meeting held in 2016

II	Ming Zhu	Will retire and stand for reelection at the annual shareholders’ meeting held in 2016

III	Haijun Yang	Will retire and stand for reelection at the annual shareholders’ meeting held in 2015

At our Annual Meeting of Shareholders held on December 19, 2014, our shareholders voted to, among other actions (i) amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors; and (ii) divide the seven directors who were elected at the meeting into three classes. At the first annual general meeting of the Company following the adoption of the amendments to the Company’s Amended and Restated Articles of Association, the Class I Directors—Peter Dong, Peiyao Zhang, and Chunyu Gao—shall retire. At the second annual general meeting of the Company following the adoption of these amendments to the Amended and Restated Articles of Association, the Class II Directors—Warren Zhao and Ming Zhu—shall retire. And at the third annual general meeting of the Company following the adoption of these amendments to the Amended and Restated Articles of Association, the Class III Directors—presently only Haijun Yang—shall retire. At each annual general meeting where a class of directors retires, the Company’s members shall elect replacement directors to serve as Class I, II, or III (as the case may be) directors, provided always that any retiring director may stand for re-election. Each director so appointed shall be appointed for a term of up to three years and each Director shall retire at the annual general meeting held in the calendar year of his retirement.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Messrs. Gao, Zhuo, and Zhu, and Dr. Zhang and Dr. Yang are our independent directors.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

D.	Employees

As of December 31, 2014, we had 136 employees, based in China, India and the United States. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2014, 2013, and 2012, we had 136, 286 and 456 employees, respectively.

	For the Years Ended December 31,
	2014	%	2013	%	2012	%
Total	136		286		456
Technical	58	42.6%	98	34.3%	209	45.8%
Sales	4	2.9%	31	10.8%	82	18.0%
Manufacture	44	32.4%	63	22.1%	32	7.0%
Accounting and Finance	14	10.3%	25	8.7%	46	10.1%
Administration	16	11.8%	69	24.1%	87	19.1%

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 30, 2015 by:

•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned is based on 8,449,774 ordinary shares outstanding, not including 21,100 treasury shares. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 22, 2014 are deemed outstanding. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in c/o Tri-Tech Holding Inc., #1205 Tower B, Haidian Cultural and Arts Building, Jia 28 Zhongguancun St. Haidian District, Beijing 100086, People’s Republic of China. As of June 30, 2015, we had 18 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Warren Zhao, Chairman and Chief Executive Officer(3)	1,413,025	16.68%
Peter Dong, Chief Financial Officer, Chief Operating Officer and Director(4)	1,642,224	19.39%
Phil Fan, Former Chief Executive Officer and Director(5)	401,400	4.74%
Peiyao Zhang, Director(6)	8,000	*
Haijun Yang, Director(7)	–	*
Chunyu Gao, Director(8)	–	*
Ming Zhu, Director	–	*
All Directors and Executive Officers as a Group(9)	3,464,649	45.22%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying vested options held by such person but excludes shares underlying (a) unvested options held by such person and (b) vested and unvested options held by other persons.
(3)	Includes (i) the sole power to direct the voting of the 1,155,375 shares held by Tranhold Investment Inc., (ii) the power to direct the voting of 31,530 shares, and (iii) vested options to purchase 226,120 ordinary shares.
(4)	Includes (i) the sole power to direct the voting of the 248,850 shares held by FLYY Investment Inc., (ii) the shared power to direct the voting of the 1,214,549 ordinary shares held by Yanyu Investment Inc., (iii) the power to direct the voting of 15,765 shares, and (iv) vested options to purchase 163,060 ordinary shares.
(5)	Includes (i) the sole power to direct the voting of the 248,850 shares held by Allied Investment Consultation, LLC, (ii) the power to direct the voting of 10,510 shares, and (iii) vested options to purchase 142,040 ordinary shares.
(6)	Includes (i) the power to direct the voting of 2,600 shares, and (ii) vested options to purchase 5,400 ordinary shares.
(7)	Mr. Haijun Yang became a Director of the Company on February 19, 2014.
(8)	Mr. Chunyu Gao became a Director of the Company on February 19, 2014.
(9)	One or more of the directors and executive officers have (i) the sole power to direct the voting of (a) the 248,850 shares held by FLYY Investment Inc., (b) the 1,155,375 shares held by Tranhold Investment Inc., (c) the 248,850 shares held by Allied Investment Consultation Inc., and (d) the 260,000 shares held by Main Bright Investments Limited, and (ii) shared power to direct the voting of the 1,214,549 shares held by Yanyu Investment Inc. Vested options to purchase 639,620 ordinary shares held by officers and directors are included in this number and are used to calculate the aggregate percentage ownership held by such officers and directors.

Equity Compensation Plan Information

As of December 31, 2014

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	974,508	$5.98	300,992
Equity compensation plans not approved by security holders	-	$-	-
Total	974,508	$5.98	300,992

Item 7.           Major Shareholder and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of June 30, 2015 by each person who is known by us to beneficially own 5% or more of our outstanding common shares. The number and percentage of ordinary shares beneficially owned is based on 8,449,774 ordinary shares outstanding, not including 21,100 treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 30, 2015 are deemed outstanding. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in c/o Tri-Tech Holding Inc., #1205 Tower B, Haidian Cultural and Arts Building, Jia 28 Zhongguancun St. Haidian District, Beijing 100086, People’s Republic of China. As of July 22, 2014, we had 16 shareholders of record.

Shareholder	Amount of Beneficial Ownership	Percentage Ownership(1)
Tranhold Investment Inc.	1,155,375	13.64%
Yanyu Investment Inc.	1,214,549	14.34%

(1)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.

B.	Related party transactions

The Company did not enter into any related party transactions in the fiscal years ended December 31, 2014.

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

See information provided in response to Item 18 below.

Item 9.	The Offer and Listing

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since from 2009 under the symbol “TRIT” until it was delisted. On July 18, 2014, The NASDAQ Stock Exchange informed us that our securities would be delisted from the NASDAQ Capital Market. Our securities were delisted from the NASDAQ Capital Market on December 11, 2014. The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Yearly:
2010	$23.80	$7.90
2011	$14.75	$3.71
2012	$9.95	$2.62
2013	$2.89	$1.20
2014	$1.44	$0.15

Quarterly:
2013
First quarter	$2.89	$1.85
Second quarter	$2.24	$1.20
Third quarter	$1.75	$1.21
Fourth quarter	$2.85	$1.31
2014
First quarter	$1.44	$1.44
Second quarter	$1.44	$0.22
Third quarter	$0.47	$0.25
Fourth quarter	$0.43	$0.15

Monthly:
2015
January	$0.30	$0.15
February	$0.35	$0.15
March	$0.40	$0.15
April	$0.33	$0.10
May	$0.38	$0.11
June	$0.40	$0.10
July	$0.25	$0.07

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

On July 18, 2014, The NASDAQ Stock Exchange informed us that our securities would be delisted from the NASDAQ Capital Market. Our securities were delisted from the NASDAQ Capital Market on December 11, 2014. As of the date of this filing, the securities remain registered under Section 12(b) of the Exchange Act.

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.           Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form S-3, File no. 333-175860, filed with the SEC on July 28, 2011, as amended.

C.	Material contracts

1. Yanyu and Zhi Shui Yuan Divestments

On October 8, 2014, TTB entered into an agreement for divestiture of its interest in Yanyu  to Sino Power Limited and an affiliate of Sino Power Limited (collectively, “Sino Power”). The divestiture will be completed pursuant to the terms of a Sales and Purchase Agreement (“Sales and Purchase Agreement”) entered on October 8, 2014, among TTB, Sino Power, Wanzong Zhao, Pengyu Dong, and Zhi Shui Yuan, the direct owner of 92.86% of the equity interests of Yanyu. In addition, on October 8, 2014, Sino Power entered an Equity Interest Transfer Agreement (“Equity Interest Transfer Agreement” and together with the Sales and Purchase Agreement, the “Transfer Agreements”) with Wanzong Zhao and Pengyu Dong, the proxy shareholders of Zhi Shui Yuan (such shares are controlled by Tri-Tech pursuant to certain variable interest entity (“VIE”) agreements), pursuant to which Sino Power will acquire 100% shares in Zhi Shui Yuan.

Pursuant to the terms of the Sales and Purchase Agreement, the Company will divest its interest in Zhi Shui Yuan and Yanyu to Sino Power for a total value of approximately RMB 18.42 million. Sino Power will pay RMB 2.6 million to TTB, pursuant to previously executed VIE arrangements under which Mr. Zhao and Mr. Dong assigned all shareholder rights to the Company. Sino Power will also pay TTB RMB 15.82 million as consideration for the termination of the VIE agreement with TTB. In addition, Sino Power will pay RMB 400,000 to TTB on behalf of Yanyu to reduce Yanyu’s overall debt to TTB, which totaled approximately RMB 12.5 million as of the date hereof. Yanyu will remain obligated for the remaining debt, and, to secure the Company’s interest in such debt owed by Yanyu to third parties, Sino Power will pledge its equity interest in Zhi Shui Yuan to TTB. At such time as all such debt is repaid, the pledged interest will be released. As of December 31, 2014, consideration amounting to RMB 3 million had been received by the Company.

2. Divestiture of Xushui

On August 1, 2014, TTB entered into the Xushui Dawangdian Waste Water Processing Factory Project Agreement (the "Project Agreement") with Beijing Liyuanshida Technology Co., Ltd., a company incorporated under the laws of China ("Liyuanshida") in order to arrange for payment for the ownership interests in Xushui. The parties entered into an Amendment to the Project Agreement revising certain terms (the "Amendment") on May 5, 2015. On July 22, 2015, the State Administration of Industry and Commerce ("SAIC") approved the change of registered shareholders and legal representative of Xushui. As of August 10, 2015, Liyuanshida has paid RMB 25,632,000 to TTB for 100% of the equity interests in Xushui, and the outstanding amount Liyuanshida owed was RMB 1,000,000.

D.	Exchange controls

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Under SAFE Circular 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of foreign exchange capitals of foreign-invested enterprises established within the designated areas and such enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. On March 30, 2015, SAFE promulgated Circular 19 to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in 2007 and 2008, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), as amended.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 37

On July 4, 2014, SAFE issued Notice 37, which replaced SAFE Circular 75, the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles. According to Notice 37, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of overseas investment and financing with legitimate onshore or offshore assets or equity interests. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for any material change involving a change in the capital of the offshore company, such as changes of basic information, increase or decrease in investment amount, share transfers or exchanges, and mergers or divisions. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who hold equity interests in our company are required to register with SAFE in connection with their investments in us. Such individuals completed this registration in 2007.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

E.	Taxation

Cayman Islands and British Virgin Islands Taxation

We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Additionally, none of these jurisdictions impose a withholding tax on dividends.

United States Federal Income Taxation

The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of our common shares. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of common shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the common shares.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions;
•	life insurance companies;
•	tax-exempt organizations;
•	dealers in securities or foreign currencies;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	persons holding common shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of our common shares as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of common shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;
•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the common shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the common shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the common shares.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Common shares

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the common shares, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the tax basis in the common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of common shares generally will be subject to a maximum tax rate of 20%.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the common shares for less than a specified minimum period during which it is not protected from risk of loss,
•	is obligated to make payments related to the dividends, or
•	holds the common shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the common shares.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the common shares between the common shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if:

•	the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old common shares at the time of distribution; and
•	the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above.

The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old common shares on which the distribution was made.

Taxation of Disposition of Common shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of common shares equal to the difference between the amount realized (in U.S. dollars) for the common shares and the U.S. Holder’s tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the common shares are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2009, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds common shares, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of common shares, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

A company is considered a passive foreign investment company for any taxable year if either:

•	at least 75.0% of its gross income is passive income, or
•	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0% (by value) of the stock of such corporation.

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under US GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the common shares for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds common shares, the U.S. Holder will be subject to special tax rules with respect to:

•	Any “excess distribution” that the U.S. Holder receives on common shares, and
•	Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over the U.S. Holder’s adjusted basis in such common shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the SEC or on NASDAQ, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our common shares are delisted from The NASDAQ Capital Market and do not subsequently become regularly traded on another qualified exchange or market.

A U.S. Holder who holds our common shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our common shares and any gain realized on the disposition of our common shares.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our common shares unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or the proceeds received on the sale, exchange or redemption of our common shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

F.	Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G.	Statement by experts

Not applicable for annual reports on Form 20-F.

H.	Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Most of our revenues and substantially all of our expenditures are denominated in Renminbi. Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar, or any other currency.

We use U.S. dollars as the reporting currency for our financial statements. All transactions in currencies other than U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statement of operations.

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2014, 12.9% of our net revenues were generated from sales denominated in currencies of U.S. dollar. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi resulted in a decrease of $31,000 in operating income in 2014.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the Renminbi against the U.S. dollar would have a positive effect on the corresponding U.S. dollar amount available to us.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our share prices in U.S. dollars.

Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our interest income primarily relates to our noncontrolling interest shareholders and third parties, it is under contract frame, does not have significant risks. As of December 31, 2014, our outstanding short-term borrowings were $5.4 million, none of them is bank related. The interest rate of our borrowings is a fixed interest.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3 % in 2012, 2.6% in 2013 and 3.3% in 2014. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable for annual reports on Form 20-F.

B.	Warrants and Rights

Not applicable for annual reports on Form 20-F.

C.	Other Securities

Not applicable for annual reports on Form 20-F.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2014 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were not effective and not designed at such time to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

 Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the recording of transactions of the Company’s assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements, Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2014. In making this assessment, management used the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, the Company’s management believes that, as of the Evaluation Date, its internal control over financing reporting is not effective at a reasonable assurance level. The material weaknesses include lack of sufficient controls over the legal representative of the VIEs and lack of controls over the approval of the transactions of money exceeding certain figures. A primary reason for that conclusion was that our internal controls failed to timely detect and prevent efforts to cause our Company to be unable to exert sufficient control over BSST’s operations, assets and financial reporting. After the Company’s Board of Directors unanimously terminated Guang (Gavin) Cheng as Chief Executive Officer of the Company, Mr. Cheng usurped control over BSST and directly or through subordinates and agents took actions to circumvent our existing internal control system. As a result, we determined that existing controls were insufficient to prevent Mr. Cheng’s actions, which led to loss of control of BSST.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Dr. Haijun Yang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The Company’s Board of Directors has also determined that Dr. Haijun Yang and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics and has filed a copy of the Code of Ethics with the Commission in its registration statement on Form S-1, File no. 333-158393, filed on April 3, 2009, as amended. The code of ethics is publicly available on our website at http://www.tri-tech.cn/ir/governance/charters. If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to our Chief Executive Officer or Chief Financial Officer, we will disclose the nature of the amendment or waiver on that website or in a report on Form 6-K. The Company will provide any person a copy of its Code of Business Conduct and Ethics, without charge, upon request. Such request should be addressed to the Company at:

#1205 Tower B, Haidian Cultural and Arts Building,

Jia 28 Zhongguancun St.

Haidian District, Beijing 100086

People’s Republic of China

Attention: Secretary

Item 16C.	Principal Accountant Fees and Services

Marcum Bernstein & Pinchuk LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2014. Audit services provided by Marcum Bernstein & Pinchuk LLP for fiscal 2014 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2014, 2013 and 2012, Marcum Bernstein & Pinchuk LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $85,000, $210,000 and $200,000, respectively.

Audit Related Fees

The Company has not paid Marcum Bernstein & Pinchuk LLP for audit-related services in fiscal years 2014, 2013 or 2012.

Tax Fees

The Company has not paid Marcum Bernstein & Pinchuk LLP for tax services in fiscal years 2014, 2013 or 2012.

All Other Fees

The Company has not paid Marcum Bernstein & Pinchuk LLP for any other services in fiscal years 2014, 2013 or 2012.

Audit Committee Pre-Approval Policies

Before Marcum Bernstein & Pinchuk LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Marcum Bernstein & Pinchuk LLP have been so approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Tri-Tech Holding Inc. are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit Number	Document

3(i).1	Articles of Association of the Registrant (1)

3(i).2	Amended and Restated Articles of Association of the Registrant (1)

3(ii).1	Memorandum of Association of the Registrant (1)

3(ii).2	Amended and Restated Memorandum of Association of the Registrant (1)

4.1	Specimen Share Certificate (1)

10.1	Translation of Form of Employment Agreement between Registrant and Executive Officer of the Registrant (1)

10.2	Translation of Exclusive Technical and Consulting Service Agreement for Tranhold (1)

10.3	Translation of Management Fee Payment Agreement for Tranhold (1)

10.4	Translation of Proxy Agreement for Tranhold (1)

10.5	Translation of Equity Interest Pledge Agreement for Tranhold (1)

10.6	Translation of Exclusive Equity Interest Purchase Agreement for Tranhold (1)

10.7	Translation of Exclusive Technical and Consulting Service Agreement for Yanyu (1)

10.8	Translation of Management Fee Payment Agreement for Yanyu (1)

10.9	Translation of Proxy Agreement for Yanyu (1)

10.10	Translation of Equity Interest Pledge Agreement for Yanyu (1)

10.11	Translation of Exclusive Equity Interest Purchase Agreement for Yanyu (1)

10.14	Translation of Operating Agreement for Yanyu (1)

10.15	Translation of Operating Agreement for Tranhold (1)

10.16	2011 Share Incentive Plan (2)

21.1	Subsidiaries of the Registrant (3)

31.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (3)

31.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (3)

32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

32.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

101.INS	XBRL Instance Document(4)

101.SCH	XBRL Taxonomy Extension Schema Document(4)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(4)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(4)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(4)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(4)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-158393, filed on April 3, 2009, as amended.
(2)	Incorporated by reference to the registrant’s annual report on Form 10-K, SEC Accession No. 0001144204-12-017170, filed on March 26, 2012.
(3)	Filed herewith.
(4)	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 19th day of August, 2015.

TRI-TECH HOLDING INC.

By:	/s/ Warren Zhao
Name:	Warren Zhao
Title:	Chief Executive Officer

Date: August 19, 2015

TRI-TECH HOLDING INC. AND SUBSIDIARIES

Financial Statements

For the years ended December 31, 2014, 2013 and 2012

TRI-TECH HOLDING INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING  FIRM

To the Audit Committee of the

Board of Directors and Shareholders

Tri-Tech Holding Inc.

We have audited the accompanying consolidated balance sheets of Tri-Tech Holding Inc. and Subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri-Tech Holding Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

August 19, 2015

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 • marcumbp.com

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2014	2013
ASSETS
Current assets
Cash	$453,934	$3,935,587
Restricted cash	5,544,794	3,221,411
Accounts Receivable, net of allowance for doubtful accounts of $4,285,809 and $4,512,446 as of December 31, 2014 and 2013, respectively	1,554,937	19,830,742
Unbilled revenue	12,073,778	14,106,631
Other current assets	7,921,527	7,268,888
Inventories	2,772,485	8,349,688
Deposits on projects	317,632	1,401,206
Deferred cost of projects	12,111,069	11,825,423
Land held for sale	14,003,834	13,684,386
Current assets of discontinued operations, held for sale	4,792,682	4,737,055
Total current assets	61,546,672	88,361,017
Long-term unbilled revenue	26,870,908	28,371,625
Long-term accounts receivable	906,600	880,584
Plant and equipment, net	514,473	1,425,660
Construction in progress	-	135,065
Intangible assets, net	983,380	2,274,448
Long-term restricted cash	-	2,930,512
Non-current assets of discontinued operations, held for sale	13,133,385	11,573,799
Consideration receivable from Buyer of Yanyu	2,574,032	-
Goodwill	549,250	847,179
Total Assets	$107,078,700	$136,799,889

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$5,055,203	$9,298,109
Costs accrual on projects	6,470,364	15,444,203
Advance from customers	60,216	990,319
Advance from buyer of assets held for sale	13,245,045	10,225,451
Loans from third party companies and individuals	8,835,269	9,526,579
Amount due to noncontrolling interest investor	4,873,114	5,213,975
Amount due to related party	1,354,614	1,333,054
Other payables	733,968	443,275
Taxes payable	2,027,525	3,006,252
Accrued liabilities	515,580	669,801
Payable on investment consideration	280,559	280,559
Deferred income taxes	1,480,100	1,387,968
Current liabilities of discontinued operations	1,315,162	981,134
Short-term bank borrowing (including VIE short-term borrowing of the consolidated VIEs without recourse to Tri-Tech Holdings of $0 and $6,054,561 as of December 31, 2014 and 2013, respectively)	-	6,054,561
Total current liabilities	46,246,719	64,855,240
Noncurrent deferred income taxes	3,475,045	4,158,498
Long-term bank borrowings	3,653	10,003
Total Liabilities	49,725,417	69,023,741

Equity
Tri-Tech Holding Inc. shareholders' equity
Ordinary shares ($0.001 par value, 30,000,000 shares authorized; 8,470,874 and 8,470,874 shares issued as of December 31, 2014 and 2013, respectively; 8,449,774 and 8,449,774 shares outstanding as of December 31, 2014 and 2013, respectively)	$8,471	$8,471
Additional paid-in-capital	48,088,427	50,848,628
Statutory reserves	2,188,527	2,292,259
(Accumulated deficit) / Retained earnings	(3,304,994)	3,025,095
Treasury shares (21,100 shares in treasury as of December 31, 2014 and 2013, respectively)	(193,750)	(193,750)
Accumulated other comprehensive income	8,342,372	6,978,700
Total Tri-Tech Holding Inc. shareholders' equity	55,129,053	62,959,403
Noncontrolling interests	2,224,230	4,816,745
Total equity	57,353,283	67,776,148
Total Liabilities and Equity	$107,078,700	$136,799,889

*All of the VIEs' assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 5).

See notes to consolidated financial statements

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Years Ended December 31,
	2014	2013	2012
Revenues:
System integration	6,625,239	33,871,122	57,904,449
Hardware products	1,146,336	6,775,425	4,668,354
Total revenues	7,771,575	40,646,547	62,572,803
Cost of revenues
System integration	6,056,377	26,925,812	44,185,917
Hardware products	867,242	5,606,154	3,328,662
Total cost of revenues	6,923,619	32,531,966	47,514,579
Gross profit	847,956	8,114,581	15,058,224
Operating expenses:
Selling and marketing expenses	1,269,470	3,141,502	4,148,861
General and administrative expenses	9,052,952	15,304,437	13,904,424
Research and development expenses	650,461	1,832,239	174,726
Total operating expenses	10,972,883	20,278,178	18,228,011
Loss from continuing operations	10,124,927	12,163,597	3,169,787
Other expense:
Other (expense) income, net	(727,405)	2,849,738	1,958,726
Interest income	384,786	215,776	230,020
Interest expense	948,091	2,454,522	2,407,209
Loss on deconsolidation of BSST	-	(3,781,800)	-
Loss on deconsolidation of Yuanjie	(348,125)	-	-
Gain on deconsolidation of Zhi Shui Yuan and Yanyu	3,457,327	-	-
Fair Value change on contingent investment consideration	-	-	85,558
Total other income (expenses)	1,818,492	(3,170,808)	(132,905)
Loss before income tax, non-controlling interest, and discontinued operations	8,306,435	15,334,405	3,302,692
Income taxes for continuing operations	403,218	29,625	1,218,607
Net loss from continuing operations	8,709,653	15,364,030	4,521,299
Income from discontinued operations, net	1,186,570	531,106	1,769,426
Net loss	7,523,083	14,832,924	2,751,873
Less: Net Loss attributable to noncontrolling interests from continuing operations	1,192,994	899,764	487,799
Net loss attributable to Tri-Tech Holding Inc. shareholders	$6,330,089	$13,933,160	$2,264,074
Other comprehensive income
Foreign currency translation adjustment	1,363,672	1,891,873	527,672
Comprehensive loss	6,159,411	12,941,051	2,224,201
Less: Comprehensive loss attributable to noncontrolling interests	2,592,515	783,284	487,799
Comprehensive loss attributable to Tri-Tech Holding Inc.	$3,566,896	$12,157,767	$1,736,402
Weighted average number of ordinary shares outstanding:
Basic	8,449,774	8,342,056	8,211,089
Diluted	8,449,774	8,342,056	8,211,089
Net loss attributable to Tri-Tech Holding Inc. shareholders per share are:
Net loss from continuing operations per share -basic and diluted	$(0.89)	$(1.73)	$(0.49)
Net income from discontinued operations per share - basic and diluted	$0.14	$0.06	$0.21
Net loss per share – basic and diluted	$(0.75)	(1.67)	(0.28)

See notes to consolidated financial statements

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in-	Retained earnings		Treasury	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	capital	Statutory reserves	Unrestricted	Stock	income	interests	Total equity
BALANCE, December 31, 2011	8,203,299	8,203	48,772,307	1,866,994	19,682,386	(193,750)	4,593,046	6,017,739	80,746,925
Capital injection by noncontrolling interest shareholder	-	-	-	-	-	-	-	36,198	36,198
Issuance of common share	56,207	56	301,575	-	-	-	-	-	301,631
Amortization of option	-	-	1,045,546	-	-	-	-	-	1,045,546
Net loss	-	-	-	-	(2,264,074)	-	-	(487,799)	(2,751,873)
Transfer to statutory reserve	-	-	-	379,916	(379,916)	-	-	-	-
Foreign currency translation Adjustment	-	-	-	-	-	-	493,781	33,891	527,672
BALANCE, December 31, 2012	8,259,506	8,259	50,119,428	2,246,910	17,038,396	(193,750)	5,086,827	5,600,029	79,906,099
Issuance of common share	211,368	212	343,445	-	-	-	-	-	343,657
Deconsolidation of BSST	-	-	-	(34,792)	-	-	-	-	(34,792)
Amortization of option	-	-	385,755	-	-	-	-	-	385,755
Net loss	-	-	-	-	(13,933,160)	-	-	(899,764)	(14,832,924)
Transfer to statutory reserve	-	-	-	80,141	(80,141)	-	-	-	-
Foreign currency translation Adjustment	-	-	-	-	-	-	1,891,873	116,480	2,008,353
BALANCE, December 31, 2013	8,470,874	8,471	50,848,628	2,292,259	3,025,095	(193,750)	6,978,700	4,816,745	67,776,148
Deconsolidation of BSST	-	-	(1,770,964)	-	-	-	-	-	(1,770,964)
Deconsolidation of Yuanjie	-	-	-	(44,402)	-	-	-	(1,509,667)	(1,554,069)
Deconsolidation of Yanyu	-	-	(1,369,000)	(59,330)	-	-	-	88,879	(1,339,451)
Amortization of option	-	-	379,763	-	-	-	-	-	379,763
Net loss	-	-	-	-	(6,330,089)	-	-	(1,192,994)	(7,523,083)
Foreign currency translation Adjustment	-	-	-	-	-	-	1,363,672	21,267	1,384,939
BALANCE, December 31, 2014	8,470,874	8,471	48,088,427	2,188,527	(3,304,994)	(193,750)	8,342,372	2,224,230	57,353,283

See notes to consolidated financial statements

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,523,083)	$(14,832,924)	$(2,751,873)
Adjustments to reconcile net loss to cash used in operating activities:
Share-based compensation expense	379,763	729,411	1,117,227
Depreciation and amortization	587,262	1,178,548	1,224,646
Provision for doubtful accounts	1,600,612	5,153,807	855,302
Fair value change on contingent investment consideration	-	-	(85,558)
Loss on disposal of plant and equipment	130,133	87,197	9,756
Investment loss on deconsolidation of BSST	-	3,781,800	-
Investment loss on deconsolidation of Yuanjie	(348,125)	-	-
Investment gain on deconsolidation of Zhi Shui Yuan and Yanyu	3,457,327	-	-
Deferred income taxes	(591,321)	(251,317)	1,634,308
(Increase) decrease in current assets :
Accounts receivable	7,682,447	(13,895,771)	22,835
Unbilled revenue	5,213,020	25,861,337	(12,837,189)
Restricted cash	442,060	1,698,496	(3,174,767)
Other current assets	(11,137,235)	(432,378)	(1,022,956)
Inventories	(1,454,719)	(1,757,028)	(752,618)
Prepaid expenses	111,624	225,170	(203,302)
Deferred cost of projects	(2,091,081)	(8,449,341)	(4,723,440)
(Increase) decrease in current liabilities :
Accounts payable	(515,343)	4,513,041	(5,695,882)
Notes payable	-	-	(1,174,203)
Cost accrual on projects	(2,296,201)	(5,376,354)	4,440,666
Advance from customers	1,320,560	(376,692)	(756,745)
Other payables	590,524	1,502,012	1,568,225
Taxes payable	686,826	(128,825)	1,739,367
Accrued liabilities	33,826	(31,360)	22,681
Deferred revenue	-	(294,476)	289,003
Net cash used in operating activities	(3,721,124)	(1,095,647)	(20,254,517)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from potential buyer of the land held for sale	2,343,759	10,089,921	-
Cash proceeds from disposition of subsidiaries	732,219	-	-
Payment in business acquisition	-	-	(114,910)
Cash proceeds from disposal of plant and equipment	2,099	30,175	-
Payment to purchase plant and equipment	(30,361)	(317,129)	(643,607)
Cash paid to acquire intangible assets	-	-	(128,681)
Cash paid for construction in progress	-	(144,692)	(814,293)
Payment of loans to third parties	(2,953,283)	-	(158,438)
Repayment of loans made to third parties	1,204,093	-	704,494
Net cash provided by (used in) investing activities	1,298,526	9,658,275	(1,155,435)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	1,626,756	9,357,830	18,831,078
Payment of bank borrowings	(6,027,356)	(10,661,106)	(18,693,584)
Proceeds from the issuance of ordinary shares	-	-	230,937
Proceeds from the Issuance of corporate bond	-	-	8,052,449
Payment of the corporate bond	-	(8,204,936)	-
Capital injection by shareholders	-	-	477,247
Proceeds from amount due to shareholder	706,333	248,824	31,373
Payment of amount due to shareholder	(678,661)	(92,295)	(52,891)
Proceeds from loan from third-party companies and individuals	9,088,716	9,573,959	8,130,386
Payment of loan from third-party companies and individuals	(4,176,342)	(7,341,898)	-
Proceeds from loan from non-controlling shareholders	603,072	-	1,606,566
Payment of loan from non-controlling shareholders	(915,274)	(4,907,087)	(475,315)
Net cash provided by (used in) financing activities	227,244	(12,026,709)	18,138,246
EFFECTS OF EXCHANGE RATE CHANGE IN CASH	(826,699)	(662,023)	(565,383)
DECREASE IN CASH	$(3,022,053)	$(4,126,104)	$(3,837,089)

CASH, beginning of the period	3,972,553	8,098,657	11,935,746
Cash and cash equivalents from continuing operations	3,935,587	6,891,933	11,935,746
Cash and cash equivalents from discontinued operation	36,966	1,206,724	-
CASH, end of the period	950,500	3,972,553	8,098,657
Cash and cash equivalents from continuing operations	453,934	3,935,587	6,891,933
Cash and cash equivalents from discontinued operation	496,566	36,966	1,206,724

Supplemental disclosure for cash flow information:
Income taxes paid	28,266	165,815	204,019
Interest paid on debt	145,961	2,180,181	1,029,602
Supplemental disclosure for noncash investing activity:
Gain on long-term investment to India Joint Venture	-	-	78,558
Addition in construction in progress	-	657,350	725,569
Issued 196,368 and 30,207 ordinary shares as one of the consideration in business combination	-	302,407	229,875
Addition in plant and equipment by transferring from construction in progress	-	-	40,740
Issuance 15,000 ordinary shares as compensation to service provided	-	41,250	-

See notes to consolidated financial statements

1.	Company Background

Tri-Tech Holding Inc. (“TRIT”), incorporated in the Cayman Islands, through its subsidiaries and contractually-controlled variable interest entities (“VIE”, refer to Note 5) (collectively the “Company”), provides self-manufactured, proprietary and third-party products, system integration and other services in the following three segments: Water, Wastewater Treatment and Municipal Infrastructure (“WWTM”);Water Resource Management System and Engineering Services (“WRME”, which ceased to be operational on October 28, 2014); and Industrial Pollution Control and Safety (“IPCS”, after November 27, 2013, this segment ceased to provide safety products).

As of December 31, 2014, TRIT has thirteen subsidiaries, a VIE and joint venture partnership: (1) Tri-Tech International Investment, Inc. (“TTII”), (2) Tri-Tech (Beijing) Co., Ltd. (“TTB”), (3) Tianjin Baoding Environmental Technology Co., Ltd. (“Baoding”), (4) Tranhold Environmental (Beijing) Tech Co., Ltd. (“Tranhold”), (5) Tri-Tech Infrastructure LLC, a Delaware limited liability company (“TIS”), (6) Ordos Tri-Tech Anguo Investment Co., Ltd. (“TTA”), (7) Buerjin Tri-Tech Industrial Co. Ltd. (“Buerjin”), (8) Tri-Tech Infrastructure (India) Pvt., Ltd. (“TII”), (9) Xushui Tri-Tech Sheng Tong Investment Co., Ltd. (“Xushui”), (10)Tri-Tech Beijing Co., Ltd. (Buxar) (“Buxar”), (11) Tri-Tech Beijing Co., Ltd. (Begusarai)(“Begusarai”), (12) Tri-Tech Beijing Co., Ltd. (Hajipur) (“Hajipur”) and (13) Tri-tech India Pvt.,Ltd. (“WOS”), and with three more deconsolidated during 2014: (1) Beijing Zhi Shui Yuan Water Tech Co., Ltd. ("Zhi Shui Yuan") (Zhi Shui Yuan was deconsolidated on October 28, 2014), (2) Beijing Yanyu Water Tech Co., Ltd. (“Yanyu”) (Yanyu was deconsolidated on October 28, 2014), (3) Beijing HuaxiaYuanjie Water Technology Co., Ltd. (“Yuanjie”) (Yuanjie was deconsolidated on April 21, 2014 ).

As of December 31, 2014, our corporate structure was as follows:

On June 9, 2011, to expand its technical and geological market profile, the Company acquired the operating assets of J&Y International Inc. (“J&Y”), inclusive of its technical know-how, design prints, and other intellectual property. J&Y subsequently became the J&Y Water Division of the Company’s U.S. subsidiary, TIS, according to the terms of the asset purchase. J&Y’s business, including design and production of industrial chemical water recovery, desalination plants, domestic and industrial wastewater treatment systems and reverse osmosis filtration systems, are integrated into that of TIS.

On June 18, 2011, TTB entered into an investment agreement with Yuanjie and Yuanjie’s original shareholder to increase TTB’s capital investment in Yuanjie. The total investment from TTB was RMB 10,990,500, or approximately $1,704,085, and TRIT acquired 51% of control over Yuanjie after increasing its capital investment in Yuanjie. Yuanjie was bought out by its minority shareholder on April 21, 2014.

On April 21, 2014, the Company’s Board of Directors approved the divestiture of Yuanjie by selling the Company’s 51% interest in Yuanjie to the minority owner of Yuanjie. For its 51% holdings, the Company received total consideration of approximately RMB 10 million, including approximately RMB 2 million in cash from the minority owner of Yuanjie and repayment of a loan and related interests of approximately RMB 8 million to the minority owner.

On August 23, 2011, Buerjin was established for projects in the Xinjiang province, especially in Buerjin County. The registered capital amount is RMB 10,000,000, or $1,573,589, and RMB 6,000,000, or $937,690, has been paid in. The Company has 80% of control over this newly established subsidiary.

On March 8, 2012, Xushui was established in Hebei Province. The registered capital amount is RMB 15,000,000, or $2,372,104. TTB has 100% of control over Xushui. RMB 3,000,000, or $474,421, has been paid .

On August 1, 2014, the Company signed a contract with Beijing Liyuanshida Technology Co., Ltd., a company incorporated under the laws of China (“Liyuanshida”). In the contract, the Company agreed to sell Xushui for $13.1 million. Given that the Company previously borrowed $8.4 million from Liyuanshida during Xushui project’s construction as of the date of the agreement, Liyuanshida owed a net amount of $4.7 million to acquire 100% of Xushui’s equity including all the properties and the outstanding receivables. The contract scheduled a payment plan from July 2014 to June 2015, and stipulated that the Company should transfer the ownership of Xushui to Liyuanshida within 15 days from the date on which Liyuanshida pays off the entire contract amounts. Considering $0.7 million of the contract amounts Liyuanshida paid in 2014, in May 2015, TTB effected with Liyuanshida an amendment to the agreement as of August 1, 2014, that stipulated Liyuanshida would receive a $0.4 million’s discount, and the sale would be effect if Liyuanshida could pay $3.1 million to TTB before May 15, 2015. Liyuanshida paid off the $3.1 million pursuant to the amendment on May 8, 2015. On July 22, 2015, SAIC approved the change of registered shareholders and legal representative of Xushui. In July 2015, the Company received another repayment of consideration amounting to $0.3 million. As of the filing date, the outstanding amount Liyuanshida owned to pay was $0.2 million.

On May 19, 2012, TIS increased its equity ownership in TII from 30% to 76%, and became the controlling shareholder. The total investment from TIS was INR 2,217,000, or $55,886. The amount included initial investment of INR 300,000 on October 19, 2011, which was adjusted to $20,613 due to the gain in value of TII from October 19, 2011 to May 19, 2012 and investment consideration of INR 1,917,000, or $35,273 on May 19, 2012. TII was established for the purpose to support the India project business.

On July 2, 2012, TTB registered three project offices in India, namely Buxar, Begusarai and Hajipur. The registered capital of each of the project offices is 0, and they are 100% owned by TTB.

On August 30, 2012, WOS was established under the laws of India. TTB invested $1,980 of capital in exchange for 99% of the equity interests of WOS, while TIS paid in $20 as investment capital and holds 1% of WOS.

On January 15, 2014, Zhi Shui Yuan was established with a registered capital of RMB 2 million or approximately $327,800. Warren Zhao and Peter Dong were the original shareholders of Zhi Shui Yuan, and each controls 50% of Zhi Shui Yuan. On March 25, 2014, 18 individual shareholders holding aggregately 92.86% of Yanyu signed share transfer agreements with Zhi Shui Yuan transferring their shareholdings to Zhi Shui Yuan and terminated their VIE contractual obligations with Tri-Tech (Beijing) Co., Ltd. (“WFOE"). The shareholder of the remaining 7.14% remained the same. On March 25, 2014, Zhi Shui Yuan and its shareholders, Warren Zhao and Peter Dong, signed VIE contractual agreements with WFOE. On October 8, 2014, the Company signed the agreement in which Yanyu and Zhi Shui Yuan were sold out. On October 28, 2014, the deconsolidation date, the power to direct business decisions and the ability to share/absorb profit/loss were transferred to the buyer.

Zhi Shui Yuan was established on January 15, 2014 with a registered capital of RMB 2 million or approximately $327,800. Warren Zhao and Peter Dong are the shareholders of Zhi Shui Yuan, and each controls 50% of Zhi Shui Yuan. On March 25, 2014, 18 individual shareholders holding aggregately 92.86% of Yanyu  signed share transfer agreements with Zhi Shui Yuan transferring their shareholdings to Zhi Shui Yuan and terminated their VIE contractual obligations with Tri-Tech (Beijing) Co., Ltd. (“WFOE"). The shareholder of the remaining 7.14% remained the same. On March 25, 2014, Zhi Shui Yuan and its shareholders, Warren Zhao and Peter Dong, signed VIE contractual agreements with WFOE. On October 8, 2014, the Company signed the agreement in which Yanyu and Zhi Shui Yuan were sold out. On October 28, 2014, the deconsolidation date, the power to direct business decisions and the ability to share/absorb profit/loss were transferred to the buyer.

Pursuant to the terms of the Sales and Purchase Agreement, the Company will divest its interest in Zhi Shui Yuan and Yanyu to Sino Power for a total value of approximately RMB 18.42 million. Sino Power will pay RMB 2.6 million to TTB, pursuant to previously executed VIE arrangements under which Mr. Zhao and Mr. Dong assigned all shareholder rights to the Company. Sino Power will also pay TTB RMB 15.82 million as consideration for the termination of the VIE agreement with TTB. In addition, Sino Power will pay RMB 400,000 to TTB on behalf of Yanyu to reduce Yanyu’s overall debt to TTB, which totaled approximately RMB 12.5 million as of the date hereof. Yanyu will remain obligated for the remaining debt, and, to secure the Company’s interest in such debt owed by Yanyu to third parties, Sino Power will pledge its equity interest in Zhi Shui Yuan to TTB. At such time as all such debt is repaid, the pledged interest will be released. As of December 31, 2014, consideration amounting to RMB 3 million had been received by the Company.

The Company’s principal geographic market is the People’s Republic of China (“PRC”). As PRC laws and regulations prohibit or restrict non-PRC companies to engage in certain government-related businesses, the Company provides its services in the PRC through Tranhold, Yanyu, and Zhi Shui Yuan, all Chinese legal entities holding qualifications and permits necessary to conduct government-related services in the PRC. In order to avoid any restrictions that Tranhold, Yanyu or Zhi Shui Yuan might encounter during business development, the Company concluded that TTII does not have parent-subsidiary relationship with either Tranhold or Yanyu or Zhi Shui Yuan.

By November 28, 2008, the Company had completed two stages of reorganization. The Company first recalled its shares from the original shareholders of Tranhold and Yanyu. These shareholders are major shareholders, directors, executives, officers and key employees of the Company. From a legal perspective, Tranhold and Yanyu returned to their status prior to the acquisitions in 2007. Concurrently, on November 28, 2008, the Company signed and executed with Tranhold and Yanyu a series of contractual agreements with a 25-year, renewable term. These contractual agreements require the pledge of the original shareholders’ equity interests and share certificates of the VIEs. At any time during the agreement period, the Company has absolute rights to acquire any portion of the equity interests of those VIEs under no-cost conditions. In addition, the Company has absolute rights to appoint directors and officers of those VIEs and to obtain the profits from those VIEs.

2.	Liquidity

Our accounts have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. Our ability to continue as a going concern depends upon aligning our sources of funding (debt and equity) with our expenditure requirements and repayment of the short-term debts as and when they become due.

In 2014 and 2013, the Company adjusted its structure by divesting Yuanjie, Yanyu and Zhi Shui Yuan, and by Xushui’s divesting plan, eased its cash pressure. The existing entities took advantage of the cash collected from the buyers, they didn’t expect to get external financing unless some shareholder fundings.

As reflected in the Company’s consolidated financial statements, the Company had a net loss and negative cash flows from operating activities for the years ended December 31, 2014, 2013 and 2012. But as of December 31, 2014, the Company’s current assets exceed current liabilities by $15.3 million. In assessing its liquidity, management monitors and analyzes the Company’s cash balance, its ability to renew bank facilities, and its operating and capital expenditure commitments. Its principal liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company’s principal sources of liquidity consist of existing cash, personal loans from its shareholders if necessary, and bank facilities from banks. Please see Note 23 for the bank loan details of the Company. Any borrowing therefrom is secured by the Company’s assets, as well as the personal guarantees of some of its principal shareholders.

As reflected in the consolidated financial statements, the Company had net losses for the years ended December 31, 2014, 2013 and 2012. But the Company had taken measures to reduce its losses and to generate positive cash flow by accelerating cash or goods collections from suppliers against advances and by attracting talent to improve and enhance its business. In the first half of 2015, the Company won a new project valued approximately $2.1 million in Weifang China.

Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital obligations in the next twelve months.

However, in case our existing business performance suddenly deteriorates due to unexpected circumstances, the Company may need to obtain alternative financing resources to support its continuing operation. At that time, the Company may not be able to continue as a going concern.

3.	Summary of Significant Accounting Policies

Principles of consolidation and basis of presentation

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial information should be read in conjunction with the Financial Statements and the notes thereto. All material inter-company transactions and balances have been eliminated in the consolidation.

The accompanying consolidated financial statements have been prepared pursuant to US GAAP. The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

The Company compiles its daily financial records in accordance with the generally accepted accounting principles of the PRC (“PRC GAAP”) and converts its financial statements according to US GAAP when reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Certain of the Company’s accounting policies require higher degrees of professional judgment than others in their application. These include the recognition of revenue under the percentage of completion method, the allowance for doubtful accounts, long term contract collectability, impairment of fixed assets, intangible assets and goodwill, income tax and contingent investment payables. Management evaluates all of its estimates and judgments on an on-going basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of time deposits and investments in money market accounts and are stated at cost which approximates fair value.

Restricted Cash

Restricted cash represents the amounts collateral in exchange of the issuance of letters of credit. The current restricted cash balance as of December 31, 2014 and 2013 was $5,544,794 and $3,221,411, respectively. The long-term restricted cash balance as of December 31, 2014 and 2013 was $nil and $2,930,512, respectively. For details, refer to Note 6 to the consolidated financial statements.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company makes an allowance for doubtful accounts based on the aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible.

Inventories

The Company values inventory at the lower of cost or net realizable value and determines inventory using the weighted average cost method. Inventory consists of raw materials, finished goods, and work-in-progress, which includes the cost of direct labor, materials and direct overhead costs related to the projects.

Long-term Unbilled Receivables

The Company obtained several Build-Transfer (“BT”) contracts with billing cycles of over three years in recent years. Due to the nature of the BT projects, the related revenue has been discounted and recorded as long-term unbilled receivables and the discount rate is the 3-year nominal interest rate of 5.4%, set by the People’s Bank of China, the PRC’s central bank. For any contract that a specific discount rate is set forth in the contract, that specific rate is applied. These projects are funded by local governments with central government project appropriation, so the Company does not ascribe any collection risk on such projects.

Plant and Equipment

The Company states plant and equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with a 3%-5% estimated residual value.

Estimated useful lives of the Company’s assets are as follows:

Asset	Useful Life
Buildings and improvements	40-50 years
Transportation equipment	5-10 years
Machinery	10 years
Office equipment	5 years
Furniture	5 years

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income as an offset or increase to other income (expense) for the period. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred, and capitalizes major additions and improvement to buildings and equipment.

Valuation of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including plant and equipment, and definite life intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future cash inflows attributable to the asset, less estimated undiscounted future cash outflows, are less than the carrying amount, the Company recognizes an impairment loss in an amount equal to the difference between the carrying value of such assets and fair value. No impairment provision was made in the prior or current years. The Company reports assets for which there is a committed disposition plan, whether through sale or abandonment, at the lower of carrying value or fair value less costs to sell.

The Company evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances revised estimates of useful lives.

Intangible Assets

The Company amortizes other acquired intangible assets with definite lives on a straight-line basis over their expected useful economic lives.  The Company does not amortize intangible assets with an indefinite useful life but subjects them to an impairment test annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Useful Life
Proprietary technology relating to sewage, municipal solid waste treatment and tail gas purification	20 years
Proprietary technology relating to low energy consumption data transmission system	20 years
Large region environmental management system	10 years
Mobile web management system	10 years
Database management system	10 years
Pollution reduction checking assistant	10 years
Water pollution control infrastructure	10 years
Land use right	50 years
Know-how	8-10 years
Contract backlog	1 year

Business combinations

For a business combination with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquisition are recognized at the acquisition date, measured at their fair values as of that date. In a business combination achieved in stages, the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, are recognized at the full amounts of their fair values. In a bargain purchase in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquisition, that excess in earnings was recognized as a gain attributable to the Company.

Deferred tax liability and asset were recognized for the deferred tax consequences of differences between the tax bases and the recognized values of assets acquired and liabilities assumed in a business combination in accordance with ASC Topic 740, “Income Taxes”.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred (plus the fair value of the non-controlling interest, if any) over the fair value of the net assets acquired (including recognized intangibles). Goodwill is not amortized; rather, impairment tests are performed at least annually or more frequently if circumstances indicate impairment may have occurred. If impairment exists, goodwill is immediately written down to fair value and the loss is recognized in the consolidated income statements. The Company assesses impairment annually or whenever events or changes indicate that, more likely than not, the carrying value of goodwill has been impaired. The Company uses the income approach to estimate the fair value of the reporting unit of the goodwill. The income approach is based on the long-term projected future cash flows of the reporting units. The Company discounts the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as the timing of the cash flows and the risks inherent in those cash flows. The annual impairment test date is December 31, the reporting unites are Tranhold, WOFE and TIS.

Deconsolidation

The Company accounts for deconsolidation of subsidiaries in accordance with ASC Topic 810 “Consolidation”.

In accordance with ASC Topic 810-10-40-5, the parent shall account for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a. The aggregate of all of the following:

1. The fair value of any consideration received;

2. The fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated;

3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b. The carrying amount of the former subsidiary’s assets and liabilities.

For the years ended December 31, 2014, 2013 and 2012, the Company incurred gain of $3.11 million, loss of $3.78 million and $nil on deconsolidation of its former VIEs and subsidiary, respectively.

Revenue Recognition

The Company’s revenues consist primarily of two categories: (i) System Integration and (ii) Hardware Product Sales. The Company recognizes revenue when there is evidence of an agreement, the consideration to be received is fixed or determinable, products are delivered, or services rendered, and collectability assured.

For System Integration, sales contracts are usually structured with fixed price or fixed unit price. The contract periods range from two months to approximately three years in length. The Company recognizes revenue of these contracts following the percentage-of-completion method, measured by different stages of completion in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts”. Only if the actual implementation status meets the established stage will the Company recognize the relevant portion of the revenue. There are four major stages for the System Integration revenue recognition: (a) the completion of project design, (b) the delivery of products, (c) the completion of debugging, and (d) inspection and acceptance. For BT projects, the Company recognizes the project revenue using the man-power hours as the measurement for percentage of completion.

For Hardware Product Sales, the Company recognizes revenue only when all products are delivered and the acceptance confirmations are signed by the customers, according to ASC 605-10, “Revenue Recognition”. The Company is not obligated for any repurchase or return of the goods.

Provided unapproved change orders or claims occur in the future, in accounting for contracts, we follow Paragraphs 30 and 31 of ASC 605-35-25, “Construction-Type and Production-Type Contracts”. The Company recognizes revenue from unapproved change orders or claims only to the extent that contract costs relating to the unapproved change orders or claims have been incurred, and only if it is probable that such unapproved change orders or claims will result in additional contract revenue and the amount of such additional revenue can be reliably estimated. To date, no unapproved change order has been experienced in ordinary business operations.

The Company presents all sales revenue net of a value-added tax (“VAT”). The Company’s products sold in China are generally subject to a Chinese VAT of 17% of the sales price, except for certain proprietary software sales which will only be subject to an effective tax rate of 3%. The VAT payable may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of projects or producing the finished product.

The Company records revenue in excess of billings as “unbilled revenue”. For revenues accounted for under this account, we expect the amounts to be collected within one year. For those with a collection period longer than one year, we classify them under “Long-term unbilled revenue” on the consolidated balance sheets.

Cost of Revenues

Cost of revenues is based on total actual costs incurred plus estimated costs to completion applied to percentage of completion as measured at different stages. It includes material costs, equipment costs, transportation costs, processing costs, packaging costs, quality inspection and control, outsourced construction services fees and other costs that directly relate to the execution of the services and delivery of projects. Cost of revenues also includes inbound freight charges, purchasing and receiving costs and inspection costs when they incur.

Operating Expenses

Operating expenses include, among other items, salaries, bonuses, and employees’ social insurance, administrative and sales expenses, travel and entertainment expenses, depreciation of equipment, amortization of intangible assets, office rental expenses, professional service fees, office supplies, research and development expenses, and bad debt provision.

Research and Development (R&D)

Research and development expenses include salaries for R&D staff, consultant fees, supplies and materials, as well as other overhead expenses such as depreciation, facilities, utilities, and other R&D related expenses. The Company expenses costs for the development of new software products and substantial enhancements to existing software products as incurred until technological feasibility has been established, at which time any additional costs are capitalized. The management of the Company is responsible for assessing the establishment of technological feasibility in accordance with ASC 985-20, “Costs of Software to Be Sold, Leased, or Marketed”.

Foreign Currency Translation and Transactions

The Company uses the United States dollar (“USD”) as its reporting currency. The functional currency of TRIT, TTII and TIS is USD, the functional currency of TII, Buxar, Bugusarai, Hajipur and WOS is National Rupee (“INR”), and the functional currency of TRIT’s subsidiaries in China is Renminbi (“RMB”). The Company translates monetary assets and liabilities denominated in currencies other than United States dollars into USD at the prevailing exchange rate ruling at the balance sheet date. The Company converts non-USD transactions during the year into USD with the prevailing exchange rate on the transaction dates.

The Chinese subsidiaries of TRIT maintain their financial records in RMB. The value of the assets and liabilities were converted with the exchange rate on the balance sheet date; and their revenue and expenses with a weighted average exchange rate for the reporting period. The Company reflects translation adjustments as “Accumulated other comprehensive income (loss)” in equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions in a currency other than the functional currency are recognized as foreign currency transaction gain or loss in the result of operations as incurred.

Translation adjustments amounted to $1,363,672 and $1,891,873 as of December 31, 2014 and 2013, respectively.

The Company translated balance sheet amounts with the exception of equity at December 31, 2014 at RMB 6.1460 to $1.00 and INR 63.6595 to $1.00 as compared to RMB 6.1122 to $1.00 and INR 61.8488 to $1.00 as of December 31, 2013.

The Company stated equity accounts at their historical rate.

The average translation rates applied to income statement accounts for the years ended December 31, 2014, 2013 and 2012 were RMB 6.1457, RMB 6.1943 and RMB 6.3116 to $1.00, and INR 60.9596, INR 58.5169, and INR 53.6119 to $1.00, respectively.

The translation rates between RMB and USD and between INR and USD are according to the OANDA Corporation (www.Oanda.com).

Income Taxes

The Company provides for deferred income taxes using the asset and liability method. Under this method, the Company recognizes deferred income taxes for tax credits and net operating losses available for carry-forwards and significant temporary differences. The Company classifies deferred tax assets and liabilities as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. The Company provides a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company adopted Financial Accounting Standards Board (“FASB”) accounting standard codification 740 (ASC 740), as of January 1, 2007. The Company recognizes a tax position as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that the Company believes is more than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, the Company does not record it as a tax benefit. The Company also adopts ASC 740 guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. It had no effect on the Company’s financial statements as of December 31, 2014 and 2013. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2014 and 2013.

The Company’s domestic operations are subject to income and transaction taxes in China, overseas operations are subject to local income and transaction taxes, but most of the business activities take place in China. Significant estimates and judgments are required in determining the Company’s provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result. The Company does not anticipate any events which could change these uncertainties.

Share-based Compensation

The Company adopted the fair value recognition provisions of ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity-Based Payments to Non-Employees”.

The Company recognizes compensation expense for all share-based payment awards made to the employees and directors. The fair value of share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. The expected term is based upon the period of time for which the share option is expected to be outstanding. The expected volatility of the share options is based upon the historical volatility of our share price. The risk-free interest rate assumption is based upon China international bond rates for a comparable period. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past.

Earnings per Share

Basic EPS excludes dilution and is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary share (convertible preferred stock, forward contract, warrants to purchase ordinary share, contingently issuable shares, ordinary share options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary share. The Company excludes potential ordinary shares in the diluted EPS computation in periods of losses from continuing operations, as their effect would be anti-dilutive.

The Company has granted 1,008,516 options to our key employees and 261,368 warrants to our key employees and the consultant, all of which are included when calculating the diluted earnings per share  in non-loss years. As of December 31, 2014, 93,700 options had been exercised at a price equal to $6.75 per share and no warrants had been exercised. The number of options outstanding and the number of warrants outstanding as of December 31, 2014 was 905,816 and 261,368, respectively.

During the first financing after IPO, the Company also agreed to issue the underwriters a warrant to purchase a number of ordinary shares equal to an aggregate of 10% of the ordinary shares sold in the offering, excluding over-allotments. The warrants will have an exercise price equal to 145% of the offering price. Accordingly, in April 2010, the Company issued 214,275 warrants with exercise price per share of $20.30. These warrants have anti-dilutive effect due to the fact that the weighted average exercise price per share of these warrants is higher than the weighted average market price per share of ordinary share during the years ended December 31, 2014 and 2013.

Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. The Company has chosen to report comprehensive income in the statements of comprehensive income (loss).

Financial Instruments

The Company carries financial instruments, which consists of cash and cash equivalents, accounts receivable, accounts payable, short-term bank borrowings and other payables at cost, which approximates fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.

Noncontrolling interest

The Company accounts for noncontrolling interest in accordance with ASC Topic 810-10-45, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheet and the consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated income and comprehensive income statement. ASC Topic 810-10-45 also requires that losses attributable to the parent and the noncontrolling interest in a subsidiary be attributed to those interests even if it results in a deficit noncontrolling interest balance.

Segments

The Company identifies segments by reference to its internal organization structure and the factors that management uses to make operating decisions and assess performance.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement -Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. This ASU eliminates from GAAP the concept of extraordinary items. The Board concluded that the amendments in this ASU will not result in a loss of information because although the amendments will eliminate the requirements in Subtopic 225-20 for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. The amendment in this ASU changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Under the amendments in this ASU, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions no longer cause decision makers to consolidate VIEs in certain instances. The amendments place more emphasis in the consolidation evaluation on variable interests other than fee arrangements such as principal investment risk (for example, debt or equity interests), guarantees of the value of the assets or liabilities of the VIE, written put options on the assets of the VIE, or similar obligations, including some liquidity commitments or agreements (explicit or implicit). Additionally, the amendments in this ASU reduce the extent to which related party arrangements cause an entity to be considered a primary beneficiary. Overall, the amendments in this ASU are an improvement to current GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

4.	Payable on Investment Consideration

In connection with an acquisition made in 2011, the fair value of the contingent consideration as of December 31, 2014 and 2013 was estimated at $280,559 and $280,559 without fluctuations, respectively, and agreed in the acquisition agreement to pay after the completion of Qatar project by the end of 2015.

5.	Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. TRIT is deemed to have a controlling financial interest and be the primary beneficiary of the entities mentioned in Note 1 above, because it has both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

TRIT’s VIEs included: Tranhold, Yanyu (divested on October 28, 2014) and BSST (deconsolidated on November 27, 2013). TRIT is involved in each VIE and understands the purpose and design of these entities. It also performs a significant role in these entities’ ongoing business. It is obligated to absorb losses of the VIE entities as well as benefit from them. Therefore, the VIEs are consolidated in the Company’s December 31, 2014 and 2013 consolidated financial statements. These VIEs are continually monitored by the Company to determine if any events have occurred that could cause its primary beneficiary status to change.

On July 26, 2010, the Company signed and executed with BSST a series of contractual agreements with a 25-year, renewable term. These contractual agreements require the pledge of the original shareholders’ equity interests and share certificates of the VIEs. At any time during the agreement period, the Company has absolute rights to acquire any portion of the equity interests of those VIEs under no-cost conditions. On August 6, 2010, the effective date of the agreements, the Company became the primary beneficiary of BSST. At the same time, the Company paid the consideration of $3.8 million, including $1,447,000 in cash and 260,000 in the Company’s ordinary shares at the market value of $9.05 per share in the amount of $2,353,000. The Company will expand its market in the petrochemical industries through BSST since it is a consulting, engineering, design, system integration and project management services company specializing in the fields of control and instrument automation, safety and emergency response for the oil, gas and petrochemical industries.

These agreements of Tranhold, BSST and Yanyu consist of the following:

Exclusive Technical and Consulting Service Agreement — Each of Yanyu, Tranhold and BSST has entered into an Exclusive Technical and Consulting Service Agreement with TTB, which agreement provides that TTB will be the exclusive provider of technical and consulting services to Yanyu, Tranhold and BSST, as appropriate, and that each of them will in turn pay 90% of its profits (other than net profits allocable to the State-Owned Entities (“SOE”) Shareholder of Yanyu) to TTB for such services. In addition to such payment, Yanyu, Tranhold and BSST agree to reimburse TTB for TTB’s expenses (other than TTB’s income taxes) incurred in connection with its provision of services under the agreement. Payments will be made on a quarterly basis, with any overpayment or underpayment to be reconciled once each of Tranhold’s, Yanyu’s and BSST’s annual net profits, as applicable, are determined at its fiscal year end. Any payment from TTB to TTII would need to comply with applicable Chinese laws affecting payments from Chinese companies to non-Chinese companies. Although based on this agreement TTB is only entitled to 90% of net profits (other than net profits allocable to the SOE Shareholder of Yanyu), TTB also entitled the remaining share of the net profits of the VIEs through dividends per the Proxy Agreement as discussed below. The Company relies on dividends paid by TTB for its cash needs, and TTB relies on payments from Yanyu, Tranhold and BSST to be able to pay such dividends to the Company.

Management Fee Payment Agreement — Each of the shareholders of Yanyu, Tranhold and BSST (other than Beijing Yanyu Communications Telemetry United New Technology Development Department, a Chinese State Owned Entity (the “SOE Shareholder”) of Yanyu) has entered into a Management Fee Payment Agreement, which provides that, in the event TTB exercises its rights to purchase the equity interests of the Yanyu or Tranhold or BSST shareholders (other than those owned by the SOE Shareholder of Yanyu) under the Equity Interest Purchase Agreements, such shareholders shall pay a Management Fee to TTB in an amount equal to the amount of the Transfer Fee received by the such shareholders under the Equity Interest Purchase Agreement.

Proxy Agreement — Each of the shareholders of Yanyu, Tranhold and BSST (other than the SOE Shareholder of Yanyu) has executed a Proxy Agreement authorizing TTB to exercise any and all shareholder rights associated with his ownership in Yanyu or Tranhold or BSST, as appropriate, including the right to attend shareholders’ meetings, the right to execute shareholders’ resolutions, the right to sell, assign, transfer or pledge any or all of the equity interest in Yanyu or Tranhold or BSST, as appropriate, and the right to vote such equity interest for any and all matters.

Equity Interest Pledge Agreement — TTB and the shareholders of each of Tranhold, BSST and Yanyu, (other than the SOE Shareholder of Yanyu) have entered in Equity Interest Pledge Agreements, pursuant to which each such shareholder pledges all of his shares of Tranhold, Yanyu or BSST, as appropriate, to TTB. If Tranhold, Yanyu or BBST or any of its respective shareholders (other than the SOE Shareholder of Yanyu) breaches its respective contractual obligations, TTB, as pledgee, will be entitled to certain rights, including the right to foreclose on the pledged equity interests. Such Tranhold, BSST and Yanyu shareholders have agreed not to dispose of the pledged equity interests or take any actions that would prejudice TTB’s interest. According to this agreement, TTB has absolute rights to obtain any and full dividends related to the equity interest pledged during the term of the pledge.

Exclusive Equity Interest Purchase Agreement — Each of the shareholders of Tranhold, Yanyu and BSST (other than the SOE Shareholder of Yanyu) has entered into an Exclusive Equity Interest Purchase Agreement, which provides that TTB will be entitled to acquire such shares from the current shareholders upon certain terms and conditions, if such a purchase is or becomes allowable under PRC laws and regulations. The Exclusive Equity Interest Purchase Agreement also prohibits the current shareholders of each of Tranhold, Yanyu and BSST, (other than the SOE Shareholder of Yanyu) from transferring any portion of their equity interests to anyone other than TTB. TTB has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such time as it may wish to do so.

Operating Agreements — TTB, Tranhold, Yanyu and each of their respective shareholders (other than the SOE Shareholder of Yanyu) have entered into an Operating Agreement on July 3, 2009, TTB, BSST and each of their respective shareholders have entered into an Operating Agreement on July 26, 2010, which requires TTB to guarantee the obligations of each of Tranhold, Yanyu and BSST in their business arrangements with third parties. Each of Tranhold, Yanyu and BSST, in return, agrees to pledge its accounts receivable and all of its assets to TTB. Moreover, each of Tranhold, Yanyu and BSST, agrees that without the prior consent of TTB, such company will not engage in any transactions that could materially affect its assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. Pursuant to these operating agreements, TTB provides guidance and instructions on each of Tranhold, Yanyu and BSST’s daily operations and financial affairs. The contracting shareholders of each of Tranhold, Yanyu and BSST, must designate the candidates recommended by TTB as their representatives on their respective boards of directors. TTB has the right to appoint and remove senior executives of each of Tranhold, Yanyu and BSST.

In March 2014, the shareholders of Yanyu (other than the SOE Shareholder of Yanyu) transferred their equity interests in Yanyu to Zhi Shui Yuan, and the operating agreement, the contractual agreements between TTB, Yanyu and its shareholders (other than the SOE Shareholder of Yanyu) were terminated. In order to enable the Company to continue to exercise control over Yanyu and consolidate its financial results in accordance with U.S. GAAP, TTB, Zhi Shui Yuan and its shareholders entered into a series of contractual agreements on March 25, 2014, including the exclusive business cooperation agreement, the exclusive option agreements, the loan agreements, the equity interest pledge agreements and powers of attorney, as amended and restated. On October 8, 2014, TTB entered into a sales and purchase agreement with Sino Power Limited and an affiliate of Sino Power Limited (collectively, “Sino Power”), Yanyu, Zhi Shui Yuan and its nominee shareholders, for divestiture of TTB’s interest in Yanyu to Sino Power. In addition, on October 8, 2014, Sino Power entered into an equity interest transfer agreement with the nominee shareholders of Yanyu, pursuant to which Sino Power acquired 100% equity interests in Zhi Shui Yuan. The contractual agreements between TTB, Zhi Shui Yuan and its shareholders were terminated with effect from October 28, 2014.

After Mr. Phil Fan tendered his resignation as a director and Chief Executive Officer of the Company on March 14, 2015, Mr. Phil Fan entered into an equity interest transfer agreement to transfer the equity interests he held in Tranhold to Mr. Warran Zhao on June 1, 2015. Mr. Phil Fan also entered into an assignment agreement on June 1, 2015 with TTB, Tranhold and other existing shareholders of Tranhold, under which he transferred and assigned his contractual rights and obligations as a nominee shareholder of Tranhold under the contractual agreements between TTB, Tranhold and its shareholders, to Mr. Warran Zhao.

During several unsettled disputes between the Company and Mr. Guang Cheng, the former CEO of the Company and a shareholder of BSST, Mr. Guang Cheng challenged the validity of the contractual agreements between TTB and BSST, and alleged to unilaterally terminate the contractual agreements of BSST.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

The Company is the primary beneficiary of VIEs. Accordingly, the assets and liabilities of VIEs are included in the accompanying consolidated balance sheets.

The Company had deconsolidated BSST on November 27, 2013.

On October 28, 2014, the Zhi Shui Yuan controlling interest in Yanyu was formally transferred to the buyer, therefore, the Company deconsolidated Yanyu at such time.

The following is consolidated VIEs assets and liabilities as of December 31, 2014 and 2013, which exclude intercompany balances that are eliminated among the VIEs. The consolidated VIEs assets and liabilities as of December 31, 2014 only include Tranhold’s assets and liabilities, and the consolidated VIEs assets and liabilities as of December 31, 2013 include Tranhold and Yanyu’s assets and liabilities.

	December 31, 2014	December 31, 2013
ASSETS

Current assets:
Cash	83,442	1,632,853
Restricted cash	266,170	178,211
Accounts Receivable, net	1,918,376	17,735,189
Unbilled revenue	557,277	1,732,585
Other receivables	10,601,297	15,764,603
Inventories	1,314,186	5,942,993
Deposits on projects	1,848	1,217,334
Deferred cost of projects	14,035,122	14,394,579
Total current assets	28,777,718	58,598,347
Long-term unbilled revenue
Plant and equipment, net	24,557	442,159
Intangible assets, net	221,830	969,069
Total Assets	29,024,105	60,009,575
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,272,965	5,445,937
Costs accrual on projects	777,866	8,062,678
Advance from customers	15,540,952	15,680,087
Loan from third party companies and individual	-	463,908
Other payables	6,284,332	16,528,521
Tax payables	1,035,161	2,172,180
Deferred income taxes	-	246,987
Short-term bank borrowing	-	5,889,860
Total current liabilities	24,911,276	54,490,158
Total Liabilities	24,911,276	54,490,158

For the year ended December 31, 2014, the financial performance of the VIEs reported in the consolidated statements of comprehensive loss includes sales of approximately $4,469,228, cost of sales of approximately $3,956,513, operating expenses of approximately $5,375,065 and net loss before noncontrolling interest of approximately $4,600,983.

For the year ended December 31, 2013, the financial performance of the VIEs reported in the consolidated statements of comprehensive loss includes revenue of approximately $28,819,374, cost of sales of approximately $23,306,227, operating expenses of approximately $8,787,345 and net loss before noncontrolling interest of approximately $3,632,028.

For the year ended December 31, 2012, the financial performance of the VIEs reported in the consolidated statements of sales revenue of approximately $38,666,647, cost of sales of approximately $ 30,146,293, operating expenses of approximately $9,961,179 and net loss before noncontrolling interest of approximately $1,788,241.

6.	Restricted Cash

As of December 31, 2014, the Company has made deposits several times totaling $5,544,794 as collateral in exchange of the issuance of letters of credit. All are with expiration dates within the next 12 months.

7.	Accounts Receivable, Net

Based on the Company’s assessment, management believes the net balance on each balance sheet date herein was collectable. The gross balance and bad debt provision as of December 31, 2014 and 2013 are as the following:

	December 31,	December 31,
	2014	2013
Accounts receivable, gross	$5,840,746	$24,343,188
Less bad debt provision	(4,285,809)	(4,512,446)
Accounts receivable, net	$1,554,937	$19,830,742

The allowance is based on the age of receivables and a specific identification of receivables considered at risk of collection. The following analysis details the changes in the Company’s allowances for doubtful accounts:

	December 31, 2014	December 31, 2013
Balance at beginning of the year	$4,512,446	$1,475,771
Increase in allowances during the year	2,084,409	3,491,475
Deconsolidate BSST	-	(454,800)
Deconsolidate Yuanjie	(3,161)	-
Deconsolidate Yanyu	(2,307,885)	-
Balance at the end of the year	$4,285,809	$4,512,446

8.	Unbilled Revenue

For revenues accounted for under this account, we expect the amounts to be collected within one year. For those with a collection period longer than one year, we classify them under “Long-term unbilled revenue” on the consolidated balance sheets.

The unbilled revenue as of December 31, 2014 and 2013 are as the following:

	December 31, 2014	December 31, 2013
Current unbilled revenue	$12,073,778	$14,106,631
Long-term unbilled revenue	26,870,908	28,371,625
Total	$38,944,686	$42,478,256

As of December 31, 2014 and 2013, two customers and two customers account for 90  % and 76% of the current unbilled revenue, respectively. The remaining balances were for various other on-going projects. As of December 31, 2014 and 2013, one customer and two customers account for 100% and 100% of the long-term unbilled revenue, respectively.  The Company is optimistic to the collectability of the unbilled revenue balances as of December 31, 2014.

9.	Other Current Assets

Other current assets consisted of the following:

	December 31, 2014	December 31, 2013
Advances to staff	$118,253	$1,100,551
Loan to third-party companies	2,783,305	163,607
Amount due from related parties	56,177	138,786
Rental Deposit	53,166	110,925
Prepaid expenses	49,614	175,448
Amount due from BSST shareholders	4,498,223	4,908,216
Others	362,789	671,355
Total	$7,921,527	$7,268,888

Advances to staff were mainly for staff with long term assignment overseas for sales and project related work.

A balance of $1,968,760 out of the $2,783,305 as of December 31, 2014 was due from Yanyu, which was borrowed in the end of December 2014 and paid back in the beginning of 2015. Since the deconsolidation of Yanyu, it was classified as loan to third-party companies.

A balance of $4,498,223 as of December 31, 2014 was due from BSST to Tranhold as the previous inter-company investment and was eliminated in the consolidation before the Company lost control of BSST in 2013. Currently the Company is having law suit against Guang  (Gavin) Cheng to enforce the payment. But the Company believes the amount is recoverable and be settled by the end of 2015.  The Company is optimistic to the collectability of the unbilled revenue balances as of December 31, 2014.

10.	Inventories

Inventories consisted of the following:

	December 31, 2014	December 31, 2013
Raw materials	$148,070	$2,225,339
Finished goods	260,844	1,058,011
Project work-in-progress	2,363,571	5,066,338
Total	$2,772,485	$8,349,688

The Company reviews its inventory periodically for possible obsolete goods and to determine if any write downs are necessary for potential obsolescence. As of December 31, 2014 and 2013, the Company determined that no write downs were necessary.

11.	Deferred cost of projects

Deferred cost of projects represents amounts paid to the Company’s suppliers for the purchase of equipment for the projects and to the subcontractors for the construction of projects. As of December 2014 and 2013, the balance related to Ordos project was $8,470,339 and $7,669,600, respectively. The amounts are expected to be recorded into cost by end of 2015.

12.	Land held for sale

	December 31, 2014	December 31, 2013
Construction in process	$6,389,949	$6,202,853
Intangible assets, net	5,545,686	5,576,354
Prepayments to suppliers	2,068,199	1,905,179
Total	$14,003,834	$13,684,386

The company entered into a cooperation agreement with Tianjin Baodi Economic Development Zone Government (the “buyer”) on April 26, 2013, planning to sell its real property in Baoding for an acquisition price for approximately $18.7 million. As of December 31, 2014, the carrying value of the assets held for sale is $14.0 million. The buyer also assumed the Company’s contractual liabilities to two major construction suppliers in the amount of $4.7 million which is inclusive in the total acquisition price. The ownership transfer met some registration delay due to some additional documents and process is required by the government. Currently the transaction is expected to be completed by the end of 2015.

13.	Plant and Equipment, Net

Plant and equipment consisted of the following:

	December 31,	December 31,
	2014	2013
Office equipment	$365,549	$707,599
Transportation equipment	629,885	756,975
Furniture	26,970	316,052
Buildings	126,298	279,899
Machinery & equipment	82,304	220,408
Leasehold improvements	-	241,182
Total plant and equipment	1,231,006	2,522,114
Less accumulated depreciation	(716,533)	(1,096,454)
Plant and equipment, net	$514,473	$1,425,660

The depreciation expense for the years ended December 31, 2014, 2013 and 2012 amounted to $219,483, $367,615 and $309,387, respectively.

14.	Intangible Assets, Net

Intangible assets mainly consist of patents, software, customer lists, land use right and know-how. The patents were invested as capital contribution by the shareholders of Tranhold and Yanyu, and were recorded at the appraisal value as stipulated by the local regulatory authority. According to ASC 845-10-S99, transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for shares prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under US GAAP. The effect from the inclusion of the contributed patents at its fair value instead of historical cost was immaterial. Software was purchased from third parties at the acquisition cost.

All the intangible assets have definite lives, and are amortized on a straight-line basis over their expected useful economic lives. The original costs and accumulated amortization as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Patents	$588,678	$2,214,618
Customer list	590,000	590,000
Know-how	690,000	1,234,812
Contract backlog	-	60,534
Total intangible assets	1,868,678	4,099,964
Less accumulated amortization	(885,298)	(1,825,516)
Intangible assets, net	$983,380	$2,274,448

The amortization expense for the years ended December 31, 2014, 2013 and 2012 amounted to $367,762, $876,139 and $907,548, respectively.

The amortization expense for the five-year period starting from December 31, 2014 and thereafter is expected to be as follows:

For the Years Ending December 31,	Amount
2015	$215,871
2016	147,044
2017	97,871
2018	97,871
2019	97,871
Thereafter	326,852
Total	$983,380

15.	Consideration Receivable from Buyer of Yanyu

A balance of $2,574,032 as of December 31, 2014 was due from Sino Power as the unpaid consideration of disposal of Yanyu in October 2014. The Company expects to receive the amount in 2016.

16.	Investment in Joint Venture

On October 18, 2011, TIS entered into an agreement to establish a joint venture, Tri-Tech Infrastructure (India), Pvt. Ltd., with Allied Energy Systems Pvt. Ltd., for the purpose of market development in India.

On October 19, 2011, the capital injection in the amount of India National Rupee (“INR”) 300,000, or $6,985, was made to the joint venture. Total registered capital of the joint venture is INR 1,000,000, or $20,833. TIS takes up 30% of the ownership. Equity method is adopted for the long-term investment.

For the year ended December 31, 2011, net loss for the India joint venture was INR 3,385,463, or $66,017. TIS should bear the net loss of INR 1,015,639, or $19,805. Since the net loss is more than the long-term investment, only $6,985 was offset and the remaining loss of $12,820 will be net-off against earnings in the future.

For the quarter ended March 31, 2012, net profit for the India joint venture was INR 3,053,119, or $60,762. TIS should earn the net profit of INR 915,936, or $18,229. After net off $12,820 of the loss brought forward from prior year, $5,409 was recognized as gain on investment in the joint venture for the quarter ended March 31, 2012.

For the period from April 1 to May 19, 2012, net profit for the India joint venture was INR 2,655,392, or $50,679. TIS should earn the net profit of INR 796,618, or $15,204, which was recognized as gain on investment in the joint venture for the period.

On May 19, 2012, TIS acquired additional 46% of TII’s equity interest, and became the controlling shareholder of TII. The additional investment consideration was INR 1,917,000, or $35,273. TII was consolidated into TIS since that day.

17.	Accounts Payable and Costs Accrual on Projects

This amount contains the accounts payable to suppliers and accruals of costs incurred in the projects in accordance with the percentage of completion method.

Accounts payable and project accruals based on progress consisted of the following:

	December 31, 2014	December 31, 2013
Accounts payable	$5,055,203	$9,298,109
Costs accrual on projects	6,470,364	15,444,203
Total	$11,525,567	$24,742,312

Of the total costs accrual on projects, $5,495,969 was related to the India projects for the year ended December 31, 2014. The remaining balance was for various other on-going projects. For the year ended December 31, 2013, $6,922,879 was related to the India projects.

18.	Advances from Buyer of Assets Held for Sale

In connection of the asset sale in Baoding, the Company had received the advance payment of $12.5 million from the buyer as of December 31, 2014. The Company further received $0.7 million in 2015.

In connection of the disposition of Xushui,  the Company had received the advance payment of $0.7 million from Liyuanshida as of December 31, 2014.

19.	Loans from Third-party Companies and Individuals

Loans from third-party companies and individuals consisted of the following:

	December 31,	December 31,
	2014	2013
Loan from employee	78,438	51,919
Beijing Liyuanshida Technology Co., Ltd.	8,512,770	8,684,186
Beijing Jialike New Technology Co., Ltd.	244,061	327,214
Beijing Sridi Technology Co., Ltd.	-	50,849
China Automation Control Co., Ltd.	-	248,804
Beijing Xinmei Jiahua, Ltd	-	163,607
Loan from third-party companies and individual	$8,835,269	$9,526,579

The interest rate for the loans from employee is 1% per month. Loans from third-party companies were for working capital purposes. There was no pledge for the loans.

The loans from Liyuanshida were made in the ordinary course of business for operating purpose, with $8.4 million occurred as of the date of the agreement with Liyuanshida (Note 1) on August 1, 2014, and $0.1 million occurred afterwards. According to the agreement with Liyuanshida (Note 1), the amounts will be part of the consideration.

20.	Amounts Due to Related Party

The amounts due to related party consisted of the following:

	December 31, 2014	December 31, 2013
Warren Zhao (Shareholder/President)	1,187,943	1,141,460
Peter Dong (Shareholder / COO/CFO)	162,707	163,607
Others	3,964	27,987
Total	$1,354,614	$1,333,054

The amounts were all due on demand, with monthly interest rate of 1%.

21.	Amount Due to Noncontrolling Interest Investor

The amount due to noncontrolling interest investor as of December 31, 2014 and 2013 were:

	December 31, 2014	December 31, 2013
Principal Payable	$2,623,137	$3,557,933
Interest payable	2,249,977	1,656,042
Total	$4,873,114	$5,213,975

The amount due to noncontrolling interest investor, $2,623,137, was the principal amount for short-term loan from the minority interest investor from TTA, comparing with the amount $3,557,933 in the same period of 2013. The monthly interest rate is 1.5%, with terms ranging from 1 month to 12 months. The accrued interest expense was $2,249,977 and $1,656,042 as of December 31, 2014 and 2013. The purpose of this short-term loan was mainly to reduce temporary operational cash pressure.

22.	Taxes Payable

Taxes payable consisted of the following:

	December 31,	December 31,
	2014	2013
Income tax payable (recoverable)	-	(802,225)
Value-added tax payable	415,706	1,855,316
Business tax payable	1,238,219	1,481,327
Individual income tax payable	32,243	12,779
Other taxes payable	341,357	459,055
Total	$2,027,525	$3,006,252

The amount others includes various taxes and surcharges charged from local Tax Bureau.

23.	Bank Borrowings

The below table presents the short-term and long-term bank borrowing interest rates and the amount borrowed as of December 31, 2014 and 2013. All the short-term bank borrowings were borrowed by Yanyu, which is divested in October 2014.

Bank Name	Annual Interest Rate	Terms		As of December 31, 2014	As of December 31, 2013
BMO Harris	3.250%	2013-1-31	2014-1-31	$-	$164,702
China Merchants Bank	7.200%	2012-8-31	2014-2-15	-	1,145,250
China Merchants Bank	6.844%	2013-3-16	2014-2-15	-	818,036
Industrial and Commercial Bank of China	2.8%	2013-9-25	2014-3-25	-	1,636,072
Bank of Hangzhou	6.844%	2013-4-1	2014-3-30	-	654,429
Industrial and Commercial Bank of China	5.6%	2013-6-25	2014-6-24	-	1,636,072
Total short-term bank borrowings				$-	$6,054,561
ICICI BANK LTD. (Scorpio)	11.990%	2012-5-1	2016-4-30	3,653	6,212
ICICI BANK LTD. (Vento)	12.250%	2012-1-15	2014-11-15	-	3,791
Total long-term bank borrowings				$3,653	$10,003

24.	Income Taxes

We are subject to income taxes on the entity level for income arising in or derived from the tax jurisdictions in which each entity is domiciled. According to the New Enterprise Income Tax Law (“NEITL”) in China, unified Enterprise Income Tax rate is 25%. However, five of our subsidiaries and VIEs in China are subject to certain favorable tax policies as high-tech companies. The effective income tax rate for continuing operations for the years ended December 31, 2014, 2013 and 2012 were -5%, -0.2% and -37%, respectively.

The applicable statutory tax rate for our subsidiaries in India is 42.024%. The Company has not recorded tax provision for U.S. tax purposes as it has no assessable profits arising in or derived from the United States and intends to reinvest accumulated earnings in its PRC operations.

The applicable statutory tax rates for our subsidiaries and VIEs in the PRC are as follows:

	For The Years Ended December 31,
	2014	2013	2012
TTB	15%	15%	15%
BSST(Deconsolidated on November 27, 2013)	N/A	15%	15%
Yanyu (Deconsolidated on October 28, 2014)	15%	15%	15%
Tranhold	25%	25%	25%
TTA	25%	25%	25%
Baoding	25%	15%	15%
Yuanjie (Deconsolidated on April 21, 2014)	15%	15%	15%
Buerjin	25%	25%	25%
Xushui (Discontinued operation as of December 31, 2014)	25%	25%	25%
Consolidated Effective Income Tax Rate	-5%	-0.2%	-37%

The provision for income tax expense (benefit) from continuing operations consists of the following:

	For the Years Ends December 31,
	2014	2013	2012
Current:
Overseas	-	-	-
PRC	$461,336	$287,497	$87,045
Deferred:
Overseas	(58,118)	(54,633)	750,535
PRC	-	(203,239)	381,027
Total income tax expense	$403,218	$29,625	$1,218,607

Significant components of the Company’s deferred tax liabilities are as follows:

	December 31, 2014	December 31, 2013
Current:
Deferred tax liabilities:	-	-
Revenue recognition based on percentage of completion	1,480,100	1,387,968
Total net deferred tax liabilities	$1,480,100	$1,387,968
Long-term:
Deferred tax liabilities:	-	-
Intangible assets valuation in business combination	163,599	235,514
Revenue recognized in completion percentage method	3,311,446	3,922,984
Total net deferred tax liabilities	$3,475,045	$4,158,498

Income tax reconciliation for continuing operations for the years ended December 31, 2014, 2013 and 2012 are as follows:

	For The Years Ended December 31,
	2014	2013	2012
PRC federal statutory tax rate	25%	25%	25%
Taxable loss from continuing operations	$8,306,435	$15,334,405	$3,302,693
Computed expected income tax expense	(2,076,609)	(3,833,601)	(825,673)
Effect of different tax rates	599,914	55,225	(11,943)
Effect of operation loss	1,879,913	3,808,001	2,056,223
Income tax expense	$403,218	$29,625	$1,218,607

25.	Warrants

As of December 31, 2014 and 2013, the Company has 261,368 warrants outstanding for ordinary shares. None of these warrants were exercised by December 31, 2014. During the year ended December 31, 2014, 2013 and 2012, the Company recorded no warrants expense as general and administrative expense.

26.	Options Issued to Employees

TRIT’s 2009 Share Incentive Plan permits the Company to offer up to 525,500 shares, options and other securities to its employees and directors. On September 9, 2009, TRIT granted 525,500 share options with an exercise price equal to $6.75 to its senior management and employees. The options will vest on a schedule spanning 5 years contingent upon continuous service and will have 10-year contractual terms from September 9, 2009. The options will vest over five years at a rate of 20% per year, with the first 20% vesting on September 9, 2010. Certain options provide for accelerated vesting upon a change in control (as defined in the employee share option plan).

The fair value of options on the grant-date of September 9, 2009 was $3.53 per share, which was estimated by using the Black-Scholes Model. The total fair value of the options was $1,855,015. 525,500 and 422,200 options were vested as of December 31, 2014 and 2013, respectively. 93,700 and 93,700 options were exercised as of December 31, 2014 and 2013, respectively. A total of 9,000 and 9,000 options were forfeited as of December 31, 2014 and 2013, respectively.

TRIT’s 2011 Share Incentive Plan (the “2011 Plan”) approved by its shareholders permits the Company to offer up to 474,008 shares, options and other securities to its employees and directors. In connection with the 2011 Plan, on June 5, 2012, TRIT granted 450,016 share options to its senior management and directors, out of which 225,008 share options were with an exercise price equal to $7.63, the exercise price for the remaining 225,008 share options equals to the closing price of the Company’s ordinary shares on January 1, 2013, which was $2.75. 225,008 share options were vested immediately at the grant date, the remaining 225,008 share options were vested on January 1, 2013.

The fair value of the 255,008 share options on the grant-date June 5, 2012 was $1.55 per share, which was estimated by using the Binominal Model. Valuation assumptions used in the Binominal option-pricing model for options issued include (1) discount rate of 3.07% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected volatility of 38%, and (3) zero expected dividends. The total fair value of the options was $348,762. The fair value of the remaining 225,008 options vested on January 1, 2013 was $1.20 per share, which was estimated by using the Binominal Model. Valuation assumptions used in the Binominal option-pricing model for options issued include (1) discount rate of 2.5% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected volatility of 47%, and (3) zero expected dividends. The total fair value of the remaining options was $270,010.

Also in connection with the 2011 Plan, on June 4, 2012, TRIT granted 23,000 share options with an exercise price equal to $4.45 to its senior management, out of which half was vested on December 31, 2012 and 2013, respectively. The fair value of options per share on the grant-date of June 4, 2012 was $2.07, estimated by using the Binominal Model. Valuation assumptions used in the Binominal option-pricing model for options issued include (1) discount rate of 3.15% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected volatility of 45%, and (3) zero expected dividends. The total fair value of the options was $47,610.

Also in connection with the 2011 Plan, on September 17, 2012, TRIT granted 10,000 share options with an exercise price equal to $3.77 to its directors, out of which half was vested on September 18, 2012 and 2013, respectively. The fair value of options per share on the grant-date of September 17, 2012 was $1.68, estimated by using the Binominal Model. Valuation assumptions used in the Binominal option-pricing model for options issued include (1) discount rate of 2.41% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected volatility of 46%, and (3) zero expected dividends. The total fair value of the options was $16,800.

The total option compensation expense recognized were $379,763, $427,004 and $ 1,045,477 for the years ended December 31, 2014, 2013 and 2012.

The following table summarizes the outstanding options, related weighted average fair value and life information as of December 31, 2014.

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number outstanding as of December 31, 2014	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable as of December 31, 2014	Weighted Average Exercise Price
$3.77 - $7.63	905,816	$5.93	4.41	905,816	5.93

A summary of option activity under the employee share option plan as of December 31, 2014, 2013 and 2012 and changes during the years then ended is presented below:

Options	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of January 01, 2014	905,816	$5.93	5.41	-
Granted during the period	-	$-	-	-
Exercised during the period	-	$-	-	-
Forfeited during the period	-	$-	-	-
Outstanding as of December 31, 2014	905,816	$5.93	4.41	-

Options	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of January 01, 2013	905,816	$5.93	6.41	-
Granted during the period	-	$-	-	-
Exercised during the period	-	$-	-	-
Forfeited during the period	-	$-	-	-
Outstanding as of December 31, 2013	905,816	$5.93	5.41	-

Options	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of January 01, 2012	438,904	$6.75	2.69	-
Granted during the period	483,016	$5.13	9.47	-
Exercised during the period	-	$-	-	-
Forfeited during the period	(16,104)	$7.43	-	-
Outstanding as of December 31, 2012	905,816	$5.93	6.41	-

A summary of unvested options under the employee share option plan as of December 31, 2014, 2013 and 2012 and changes during the year then ended is presented below:

Options	Number of shares	Weighted Average Fair Value
Unvested as of January 01, 2014	103,300	$3.48
Granted during the period	-	$-
Vested during the period	(103,300)	$3.53
Forfeited during the period	-	$-
Unvested as of December 31, 2014	-	$-
Expected to vest thereafter	-	$-

Options	Number of shares	Weighted Average Fair Value
Unvested as of January 01, 2013	437,004	$2.32
Granted during the period	-	$-
Vested during the period	(333,704)	$1.96
Forfeited during the period	-	$-
Unvested as of December 31, 2013	103,300	$3.48

Options	Number of shares	Weighted Average Fair Value
Unvested as of January 01, 2012	309,900	$3.53
Granted during the period	483,016	$1.41
Vested during the period	(339,808)	$2.16
Forfeited during the period	(16,104)	$1.72
Unvested as of December 31, 2012	437,004	$2.32

As of December 31, 2014, there is no unrecognized compensation.

27.	Net (Loss) / Income per Share

The following table presents a reconciliation of basic and diluted net (loss) / income per share:

	For the Years Ended December 31,
	2014	2013	2012
Net loss from continuing operations	$(8,709,653)	$(15,364,030)	$(4,521,299)
Less: Net loss attributable to noncontrolling interests from continuing operations	(1,192,994)	(899,764)	(487,799)
Net loss attributable to Tri-Tech Holding Inc. shareholders from continuing operations	(7,516,659)	(14,464,266)	(4,033,500)

Net income attributable to Tri-Tech Holding Inc. shareholders from discontinued operations	1,186,570	531,106	1,769,426
Net loss attributable to Tri-Tech Holding Inc. shareholders	(6,330,089)	(13,933,160)	(2,264,074)
Weighted-average number of shares used to compute basic net (loss) / income per share	8,449,774	8,342,056	8,211,089
Weighted-average number of shares used to compute diluted net (loss) / income per share	8,449,774	8,342,056	8,211,089
Net loss from continuing operations per share – Basic and Diluted	$(0.89)	$(1.73)	$(0.49)
Net income from discontinued operations per share – Basic and Diluted	$0.14	$0.06	$0.21
Net loss per share – Basic and Diluted	$(0.75)	$(1.67)	$(0.28)

All warrants are having anti-dilutive effect due to the fact that the weighted average exercise price per share of these warrants is higher than the weighted average market price per share of ordinary shares during the years ended December 31, 2014, 2013 and 2012, respectively. The Company excludes potential ordinary shares in the diluted EPS computation in periods of losses from continuing operations, as their effect would be anti-dilutive. The number of options outstanding and the number of warrants outstanding as of December 31, 2014 was 905,816 and 261,368, respectively.

28.	Certain Significant Risks and Uncertainty

The Company’s substantial operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and by the general state of the PRC economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America, West Asia and West Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company had sales to one customer that accounted for approximately 23% of revenues during the year ended December 31, 2014. The Company had no customer who accounted for over 10% of revenues during the year ended December 31, 2013. The Company had sales to one customer that accounted for approximately 27.0% of revenues during the year ended December 31, 2012. The Company had no customer who accounted for over 10% of unbilled revenue balance as of December 31, 2014 and 2013.

Our suppliers vary from project to project. Many times, they are specifically appointed by the clients. Most of the material or equipment we purchase is non-unique and easily available in the market. The prices for those purchases, although increasing, are relatively consistent and predictable. A specific supplier might take up a significant percentage of our total purchase at a certain time for a large contract. However, the dependence on a specific supplier usually ends when the project is completed. We do not rely on any single supplier for our long-term needs.

29.	Statutory Reserves

The laws and regulations of the PRC provide that before a Chinese enterprise distributes profits to its shareholders, it must first satisfy all tax liabilities, provide for losses in previous years, and make appropriation, in proportions determined at the discretion of the board of directors, to the statutory reserves. The statutory reserves include the surplus reserve fund and the collective welfare fund. These statutory reserves represent restricted retained earnings.

TTII’s subsidiary and VIEs in China are required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of their respective registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

As stipulated by the relevant laws and regulations applicable to PRC foreign-invested enterprises, the foreign invested PRC companies are required to make appropriations from net income as determined under PRC GAAP to non-distributable reserves which include a general reserve, an enterprise expansion reserve and employee welfare and bonus reserve.

Wholly-foreign-owned PRC companies are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP.

The employee welfare and bonus reserve is determined by the respective company’s board of directors. The general reserve is used to offset future extraordinary losses. The subsidiaries and VIEs may, upon a resolution passed by the shareholders, convert the general reserve into capital. The employee welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries and VIEs. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to PRC law.

For the years ended December 31, 2014, 2013 and 2012, the Company made $nil, $80,141 and $379,916 appropriations to statutory reserves, respectively.

30.	Commitments and Contingencies

Operating Leases

As of December 31, 2014, the Company had commitments under certain operating leases, requiring annual minimum rentals as follows:

For the Years Ending December 31,	Amount
2015	$178,268
2016	125,412
2017	125,412
2018	20,902
Total	$449,994

The Company’s leased properties are principally located in Beijing and are used for administration and research and development purposes. The terms of these operating leases vary from one to five years. Pursuant to lease terms, when the contracts expire, the Company has the right to extend them with new negotiated prices. The leases are renewable subject to negotiation. Rental expenses were $444,626, $893,816 and $1,078,038 for the years ended December 31, 2014, 2013 and 2012, respectively.

31.	Segment Information

The Company has three reportable operating segments. The segments are grouped with references to the types of services provided and the types of clients that use those services. As TTB and its subsidiaries and VIEs conduct business under the three segments, the total sales and costs are divided accordingly into three segmental portions. The Company’s Chief Executive Officer is the chief operating decision maker, and he assesses each segment’s performance based on net revenues and gross profit on contribution margin. The three reportable operating segments are:

Segment 1: Water, Wastewater Treatment and Municipal Infrastructure

Municipal water supply and distribution, wastewater treatment and gray water reuse engineering, procurement, and construction (EPC), build-transfer (BT); proprietary process control systems, process equipment integrated, and proprietary odor control systems, and other municipal facilities engineering, operation management, and related infrastructure construction projects.

Segment 2: Water Resource Management System and Engineering Service

Water resources protection and allocation, flood control and forecasting, irrigation systems, related system integration, proprietary hardware and software products, etc. As of October 28, 2014, operations in this segment ceased.

Segment 3: Industrial Pollution Control and Safety Water Resource

Provide systems for volatile organic compounds (VOC) abatement, odor control, water and wastewater treatment, water recycling facilities design, engineering, procurement and construction for oil, gas, petrochemical and power industries, safety and clean production technologies for oil, gas exploration and pipeline.

The operating results by segment are as follows:

For Years Ended December 31,
	Segment 1			Segment 2			Segment 3			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Revenues	$1,917,266	7,611,026	25,980,724	4,813,356	17,673,756	22,306,044	1,040,953	15,361,765	14,286,035	7,771,575	40,646,547	62,572,803
Cost of revenues	1,373,321	5,576,866	20,448,709	4,420,154	13,717,600	16,487,906	1,130,144	13,237,500	10,577,964	6,923,619	32,531,966	47,514,579
Operating expenses:
Selling and Marketing Expenses	482,736	906,804	1,346,688	758,093	1,549,653	1,903,564	28,641	685,045	898,609	1,269,470	3,141,502	4,148,861
General and Administrative Expenses	3,144,917	10,130,000	7,274,903	4,640,276	2,272,520	2,840,874	1,267,759	2,901,917	3,788,647	9,052,952	15,304,437	13,904,424
Research and Development	249,342	354,247	104,648	401,119	1,299,961	70,078		178,031	-	650,461	1,832,239	174,726
Total operating expenses	3,876,995	11,391,051	8,726,239	5,799,488	5,122,134	4,814,516	1,296,400	3,764,993	4,687,256	10,972,883	20,278,178	18,228,011
Other income (expenses), net	1,972,302	(2,717,771)	120,685	(150,150)	(355,385)	(232,095)	(3,660)	(97,652)	(21,497)	1,818,492	(3,170,808)	132,905
Income (loss) before income taxes	$(1,360,748)	(12,074,662)	3,073,537	(5,556,436)	(1,521,363)	771,527	(1,389,251)	(1,738,380)	(1,000,682)	$(8,306,435)	(15,334,405)	3,302,692

Assets by Segment

The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.

Segment assets of the Company are as follows:

Segment Assets	Segment 1	Segment 2(1)	Segment 3(2)	Total
As of December 31, 2014	$69,168,261	$-	$37,910,439	$107,078,700
As of December 31, 2013	$63,328,422	$32,178,589	$41,292,878	$136,799,889
(1)	Yuanjie was deconsolidated on April 21, 2014. Yanyu was deconsolidated on October 28, 2014.
(2)	BSST was deconsolidated on November 27, 2013.

32.	Discontinued Operations

On August 1, 2014, the Company signed a contract with Beijing Liyuanshida Technology Co., Ltd., a company incorporated under the laws of China (“Liyuanshida”). In the contract, the Company agreed to sell Xushui for $13.1 million. Given that the Company previously borrowed $8.4 million from Liyuanshida during Xushui project’s construction as of the date of the agreement, Liyuanshida owed a net amount of $4.7 million to acquire 100% of Xushui’s equity including all the properties and the outstanding receivables. The contract scheduled a payment plan from July 2014 to June 2015, and stipulated that the Company should transfer the ownership of Xushui to Liyuanshida within 15 days from the date on which Liyuanshida pays off the entire contract amounts. Considering $0.7 million of the contract amounts Liyuanshida paid in 2014, in May 2015, TTB effected with Liyuanshida an amendment to the agreement as of August 1, 2014, that stipulated Liyuanshida would receive a $0.4 million’s discount, and the sale would be effect if Liyuanshida could pay $3.1 million to TTB before May 15, 2015. Liyuanshida paid off the $3.1 million pursuant to the amendment on May 8, 2015. On July 22, 2015, SAIC approved the change of registered shareholders and legal representative of Xushui. In July 2015, the Company received another repayment of consideration amounting to $0.3 million. As of the filing date, the outstanding amount Liyuanshida owned to pay was $0.2 million. For accounting purposes the Company has accounted for those operations as discontinued operations as of December 31, 2014 as detailed in the tables below.

As of the date of this filing, closing on the sale of Xushui has commenced but has not yet been completed,

Results of Operations of Xushui	For the Years Ended December 31,
	2014	2013	2012
Net revenues	$747,132	$3,287,959	$10,056,749
Cost of sales	565,723	2,487,297	7,614,939
Gross profit	181,409	800,662	2,441,810
Operating expenses	90,183	95,578	82,869
Operating income	91,226	705,086	2,358,941
Other income, net	1,118,069	3,054	293
Income before taxes from discontinued operations	1,209,295	708,140	2,359,234
less: Provision for income taxes	22,725	177,034	589,808
Income from discontinued operations, net of tax	$1,186,570	$531,106	$1,769,426

Financial Position of Xushui	As of December 31,
	2014	2013
Cash	$496,566	$36,966
Other current assets	98	799
Inventories	1,146,164	1,160,630
Deferred cost of projects	3,149,854	3,538,660
Total current assets	4,792,682	4,737,055
Long-term unbilled revenue	13,131,525	11,573,799
Plant and equipment, net	1,860	-
Total Assets	17,926,067	16,310,854
Accounts payable	22,616	-
Loans from third party companies and individuals	244,061	-
Other payables	26,103	-
Taxes payable	1,022,382	981,134
Amount due to TRIT	12,356,004	12,244,364
Total Liabilities	$13,671,166	$13,225,498
Net Assets of Discontinued Operations	$4,254,901	$3,085,356

33.	Subsequent Events

A. Divesture of Xushui

On August 1, 2014, TTB entered into the Project Agreement with Liyuanshida in order to arrange the payment of the Project and the ownership in Xushui. The parties entered into the Amendment on May 5, 2015. As of August 10, 2015, Liyuanshida paid RMB 25,632,000 to TTB for 100% of the equity interests in Xushui, and the outstanding amount Liyuanshida owed to pay was RMB 1,000,000. On July 22, 2015, SAIC approved the change of registered shareholders and legal representative of Xushui.

B. The completion of the changing registered shareholders and legal representative of Zhi Shui Yuan

On July 13, 2015, SAIC approved the change of registered shareholders and legal representative of Zhi Shui Yuan. Upon approval, Warren Zhao and Peter Dong are no longer shareholders of Zhi Shui Yuan, and Peter Dong is no longer the legal representative of Zhi Shui Yuan.

C. Collaboration in India

On February 10, 2015, TTB entered into an Agreement with RBPL in order to manage certain projects awarded on October 19, 2011 to TTB by BUIDCO. According to the Agreement, RBPL and TTB will create a joint venture, pursuant to which TTB contributes $4 million and receives 40% of the share capital of such joint venture, and RBPL contributes $6 million and receives 60% of the share capital of such joint venture, subject to adjustment upon completion of due diligence. TTB’s contribution will consist of efforts and expenditures to date made in regard to the Projects. RBPL’s contribution will consist of cash and replacement and return of certain guarantees made by TTB.

Subsequently, RBPL and TTB ensued a number of meetings to discuss details regarding to the schedule of investments committed by RBPL as well as replacement of certain guarantees made by TTB. Regrettably, both parties failed to agree on amending the terms governing the realization of the committed investments and the schedule of replacing the guarantees.

On April 28, 2015, RBPL proposed to withdraw from the joint venture and terminate the agreement. The management is still evaluating the RBPL's proposal.

D. Litigation

Class action:

A class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who purchased our securities between March 26, 2012 and December 12, 2013. The complaint alleges, among other things, that we made false and misleading statements and/or failed to disclose that we lacked adequate disclosure and internal controls relating to our control over our funds.

On April 6, 2015, the lead plaintiffs in the suit and the Company executed a Stipulation of Settlement (the “Settlement”) subject to approval of the court. In the Settlement, the Company denies any wrongdoing, fault, liability, or damages associated with the claims alleged. If approved by the Court, the Company will pay $975,000 to create a settlement fund for a class of all persons and entities who purchased the Company’s common stock between September 10, 2009 and December 12, 2013 (inclusive of any attorneys’ fees and expenses awarded to counsel for the plaintiffs), and the class action will be dismissed and the claims of putative class members (other than any who exclude themselves from the Settlement) against us and the individual defendants shall be released.

On April 7, 2015, the lead plaintiffs filed an unopposed motion for preliminary approval of the Settlement, seeking an order (a) preliminarily certifying the class for the purposes of Settlement; (b) preliminarily approving the terms of the Settlement; (c) establishing a date for the Settlement hearing to determine the fairness, reasonableness, and adequacy of the Settlement; and (d) providing for notice to Class Members of the hearing on the proposed Settlement and dismissal of the litigation.

On July 8, 2015, the court issued an order preliminarily approving the proposed settlement and providing for notice to class members. Under the Settlement, the Company shall pay or cause to be paid the $975,000 settlement amount into an escrow account within 20 business days of that order. As negotiated with the Company’s directors and officers liability insurance carrier, the Company is to pay $610,000 of that sum and the insurance carrier to pay $365,000. The Court has scheduled a hearing on final approval of the settlement for October 16, 2015.

BSST vs. Guang (Gavin) Cheng:

The Company is now engaged in litigation with Mr. Gavin Cheng who has intended to challenge the validity of the contractual relationship by which the Company controlled BSST

BSST filed a lawsuit against Mr. Guang (Gavin) Cheng in the Beijing Chaoyang People's Court on March 12, 2014, demanding Mr. Cheng to return the company chops and business licenses of BSST. A hearing was held on April 16, 2015, with both parties present. The key issues of this case are whether Mr. Warren Zhao is entitled to file this case against Mr. Cheng on behalf of BSST and whether the company chops and business license are under the control of Mr. Cheng. Although we claimed Mr. Zhao has the right to vote on behalf of Mr. Cheng as shareholder of BSST based on the Proxy Agreement, and was appointed as the legal representative of BSST by the Resolution of Shareholders' Meeting on December 25, 2013. However, Mr. Cheng argued that the Proxy Agreement is invalid and submitted a new Resolution of Shareholders' Meeting confirming Mr. Cheng as the legal representative of BSST. Both parties have declined to seek an out-of-court settlement and the court will make any final determination.

Tranhold vs. Guang (Gavin) Cheng:

Tranhold filed a lawsuit against Mr. Cheng in the Beijing Chaoyang People's Court on January 6, 2014 demanding Mr. Cheng to restitute BSST’s 42% equity interest held by him to Tranhold. Mr. Cheng raised an objection to jurisdiction of the Beijing Chaoyang People's Court on July 30, 2014 and appealed to the Beijing Third Intermediate Court on November 6, 2014. A hearing was held on March 10, 2015 with both parties present. During the hearing, Tranhold claimed that appropriate contracts were never created and thus any transferred equity interest shall be returned to Tranhold. Mr. Cheng has argued that such contracts were created and there is no legal basis to return any equity interests to Tranhold. Both parties have declined to seek an out-of-court settlement and the court will make any final determination.

